SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2007	Commission File Number: 1-8481

BCE Inc.
 (Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]                                         Form 40-F [X]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes [  ]                                          No [X]

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                  .

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim Vanaselja
Siim A. Vanaselja Chief Financial Officer Date: February 7, 2007

CONTENTS The Year in Review 2 The Quarter at a Glance 6 Supplementary Financial Information 18 Accompanying Notes 30

THE YEAR IN REVIEW

In this report, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund on and after such date. The information contained in this report is unaudited.

Our results for 2006 showed step-by-step progress in operational execution as underlying business trends began to exhibit signs of improvement. We intensified our focus on generating profitable recurring service revenue streams, while continuing to drive productivity improvements and cost efficiencies throughout the organization. Our growth services portfolio, which grew by about 11% this year, now represents a majority of Bell Canada’s revenues, accounting for 51% of the total at the end of 2006. This was enabled by a significant improvement in wireless, video and Internet average revenue per user (ARPU), as well as by increased sales of information and communication technology (ICT) solutions. As expected, local line losses in 2006 increased year-over-year as a result of the expanded competitive presence of lower-priced cable telephony service offerings in our markets. Our focus on profitable and disciplined subscriber growth, coupled with cost savings of more than $700 million and a reduced emphasis on low margin product sales, allowed us to maintain stable EBITDA(1) margins at Bell Canada year-over-year, despite the expected ongoing erosion of our legacy wireline business. Higher EBITDA, as well as capital spending efficiency, helped to drive an improvement in free cash flow(1) in 2006.
     We also made steady progress in the area of customer service this year by dealing with customer issues more promptly, enhancing the performance of our high-speed Internet network and improving service for wireline installations and repairs, all of which contributed to a higher level of customer satisfaction.
     In line with our corporate simplification program, we completed a number of important steps during the year to reshape the company’s asset portfolio and bring greater focus to Bell Canada’s core communications operations. In addition to selling our remaining interest in CGI Group Inc. and reducing our interest in CTVglobemedia Inc. (formerly Bell Globemedia Inc.) to 15%, we created the Bell Aliant Regional Communications Income Fund (Bell Aliant), announced the sale of our satellite services subsidiary Telesat Canada (Telesat) and began the process of rationalizing BCE Inc.’s holding company structure. As a result of these strategic initiatives and others that we have completed over the last few years, we have simplified our corporate organization, improved the revenue mix between growth and legacy products and services, and strengthened our operational capacity.
     In our Residential segment, the combination of subscriber growth and significant ARPU increases in our wireless, video and Internet businesses contributed to revenue growth in 2006. These more than offset the impact of ongoing customer erosion in our high-margin local wireline and long distance business and price reductions mandated by certain regulatory decisions. In addition to our focus on balancing growth with profitability in our wireless, video and Internet units, lower year-over-year net activations in our growth services resulted from more aggressive competition in wireless and Internet, as well as from weaker retail performance in all three markets. Lower subscriber acquisition costs and savings from various cost reduction initiatives moderated the loss in operating income from increased local line losses.
     In our Business segment, increased sales of Internet Protocol (IP) based connectivity and ICT solutions to our Enterprise and small and medium-sized business (SMB) customers, strategic product pricing and improved wireless results drove revenue growth in 2006. Cost savings from workforce reductions, outsourcing and other productivity improvements, as well as a shift away from less profitable contracts, helped to offset the negative impact on operating margins from the continuing evolution in product mix from higher margin legacy services to IP-based services.
     In the Bell Aliant segment, growth in revenues from Internet, data and information technology (IT) services more than offset declining revenues from traditional wireline services attributable to expansion by competitors, technology substitution and regulatory constraints. Higher revenues, in combination with ongoing expense management driven by productivity initiatives, led to improved operating income and stable operating margins in 2006.
     In the Other Bell Canada segment, operating income in 2006 increased before reflecting restructuring and other items related to the formation of Bell Aliant and the costs associated with our 2006 workforce reduction program. The year-over-year improvement was due mainly to lower cost of goods sold and a decline in labour costs, despite the offsetting impact of lower revenues directly attributable to the ongoing competitive market conditions in our wholesale business and sales of fibre and access capacity in 2005.
     Within the Other BCE segment, revenue growth at Telesat was driven by higher overall broadcast revenues, increased sales of its two-way broadband services and improved performance at its subsidiaries, despite the sale of services for the installation and maintenance of an interactive distance learning network in 2005 that did not recur this year. Although operating costs were well controlled, operating income was negatively impacted by special compensation costs related to senior executive changes in late 2006.

(1) EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained herein.

p. 2    BCE INC. 2006 INVESTOR BRIEFING

CUSTOMER CONNECTIONS

	2006	CONNECTIONS
	NET	DECEMBER 31,
(in thousands)	ACTIVATIONS	2006

NAS	(525)	12,056
High-Speed Internet	267	2,462
Wireless	432	5,873
Video	93	1,820

  Network Access Services (NAS) – NAS in service declined by 525,000 in 2006 or 4.2%, representing a higher rate of decline when compared with a rate of 2.5% reported in 2005. The accelerated rate of erosion in the number of local access lines was due primarily to the competitive entry in 2005 of cable operators in our Québec and Ontario markets with lower-priced cable telephony services. Increased customer winbacks and higher wholesale demand for access lines in Western Canada lessened the decline.
  High-Speed Internet – We added 267,000 new net high-speed Internet customers in 2006, increasing our base by 12.2% to 2,462,000. The net activations achieved in 2006 were lower than the 387,000 new subscribers acquired in 2005. The year-over-year decline in new subscriber additions was due mainly to the fact that net activations in 2005 were fuelled by the growth of our Basic Lite products and extensive footprint expansion.
  Wireless – Our wireless subscriber base grew by 432,000 in 2006 to 5,873,000, representing a 7.9% increase compared with the previous year. While new subscriber activations were lower than the 516,000 achieved in 2005, higher revenue-generating postpaid subscribers accounted for 71% of the total net activations in 2006, up from 56% in 2005, due to significantly improved customer retention. Although we experienced higher prepaid churn during the year, our overall churn rate improved 0.1 percentage points, year-over-year, to 1.5%, due to lower postpaid churn.
  Video – In 2006, we activated service for 93,000 new net video customers, down from 224,000 in 2005, to end the year with 1,820,000 subscribers. This result represents a 5.4% increase in our subscriber base over the previous year. The lower number of net activations in 2006 and the slight increase in our churn rate from 0.9% to 1.0% in 2006 can be attributed to more aggressive analog to digital conversion offers by cable operators, fewer sales in our retail channels compared with the previous year, and our increased focus on profitable growth. Net activations in 2005 also reflected the acquisition of Cable VDN Inc., which added an incremental 12,500 customers to our video subscriber base.
OPERATING REVENUES

In 2006, we generated revenues of $17,713 million at BCE, an increase of 0.6% over the previous year, reflecting higher revenues at Bell Canada as well as at Telesat where performance improved largely as a result of higher broadcast revenues.
     Revenues at Bell Canada grew by 0.7% to $17,348 million, driven primarily by higher ARPU and an increase in the number of subscribers across all our growth services, steady revenue growth at Bell Aliant, and solid wireless and ICT growth in our Business segment. Softer wholesale revenues and the negative impact from a number of Canadian Radio-television and Telecommunications Commission (CRTC) decisions, including a mandated reduction in local rates associated with the Price Caps deferral account, a mandated reduction in the rates we charge for switching and aggregation services to long distance service providers, and a mandated reduction in the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices, curtailed revenue growth. In total, these regulatory rulings reduced Bell Canada’s revenues in 2006 by about $61 million. In addition, the results for Bell Canada in 2005 included revenues from a number of non-recurring sources which adversely affected our revenue growth rate in 2006. These included the sale of customer contracts in our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, the sale of U.S. conferencing solutions contracts in our SMB unit, the early termination of a cross-border facilities contract and the recognition of deferred revenues related to prepaid minutes that would otherwise go unused.

p. 3   BCE INC. 2006 INVESTOR BRIEFING

THE YEAR IN REVIEW

OPERATING INCOME AND EBITDA(1)

Operating income at BCE in 2006 was $3,332 million, down from $3,759 million in 2005, due largely to $355 million of restructuring and other items associated with employee departures initiated at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, transaction costs from the formation of Bell Aliant, and costs incurred under a proposal to reorganize the company into an income trust and to simplify our corporate structure.
     Operating income before restructuring and other items(1) in 2006 was $3,687 million or $127 million lower than the previous year. Increased net benefit plans cost and higher amortization expense more than offset an improvement in EBITDA. EBITDA for BCE in 2006 increased $95 million or 1.3%, year-over-year, to $7,329 million due to higher EBITDA at Bell Canada.
     Similarly, Bell Canada’s operating income in 2006 was $3,353 million, down from $3,755 million in 2005, mainly because of the restructuring costs and other items previously discussed. Operating income before restructuring and other items was $3,685 million or $124 million lower than 2005, due to higher net benefit plans cost and amortization expense offset partly by higher EBITDA. EBITDA at Bell Canada increased 1.4% to $7,289 million this year, due entirely to higher revenues despite the continued erosion of our NAS wireline customer base. Operating expenses, which remained virtually unchanged year-over-year, benefited from lower labour costs mainly as a result of workforce reductions, increased cost savings from supply chain and process improvement initiatives, lower wireless and video customer acquisition costs, as well as lower expenses as a result of costs incurred in 2005 to restore service levels as we recovered from a labour dispute with our technicians in Ontario. These lower costs were offset by higher wireless customer retention costs and marketing expenses, higher operations costs associated with an increased volume of connection and service requests, increased capital taxes, and higher operating expenses from various business acquisitions made over the past year.
     In line with our objective for 2006 to keep Bell Canada’s EBITDA margin stable year-over-year as we continue to transform the company into an IP-based growth services company, we increased Bell Canada’s EBITDA margin to 42.0% from 41.7% in 2005. This was accomplished as a result of higher overall revenues and improved EBITDA performance.

NET EARNINGS / EARNINGS PER SHARE (EPS)

Net earnings applicable to common shares were $1,937 million, or $2.25 per common share in 2006, 2.4% higher than net earnings of $1,891 million, or $2.04 per common share in 2005. Included in net earnings this year was a charge of $222 million from restructuring and other items, net gains on investments of $525 million and costs incurred to form Bell Aliant of $42 million, compared with a net charge of $10 million for the same period last year. Net gains on investments in 2006 included the recognition of a future tax asset totalling $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards. These tax losses are being recognized as a result of the agreement we have entered into for the sale of Telesat. Net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant(1) of $1,676 million, or $1.95 per common share, were down $225 million, or $0.10 per share. The decrease was a result of higher amortization expense, higher net benefit plan cost and discontinued operations, partly offset by improved EBITDA performance and the positive impact on EPS of the Normal Course Issuer Bid (NCIB) share repurchase program. The decrease was further offset by the favourable impact on EPS as a result of the share consolidation associated with the distribution of a 28.8% interest in Bell Aliant to BCE Inc. common shareholders as well as by lower income tax expense.

CAPITAL EXPENDITURES

For full-year 2006, capital expenditures of $3,133 million for BCE were $224 million or 6.7% lower than in 2005. As a percentage of revenues, capital expenditures decreased to 17.7% in 2006 from 19.1% last year. Similarly, Bell Canada’s capital expenditures decreased 6.3% this year to $2,921 million. As a result, Bell Canada’s capital intensity declined 1.3 percentage points in 2006 to reach 16.8%. Lower capital expenditures in 2006 reflected reduced spending in the legacy areas of our business as we focus increasingly on key strategic priorities within our growth services. Our key strategic priorities for 2006 included the expansion of the fibre-to-the-node (FTTN) footprint to deliver higher-speed broadband access, further deployment of our Evolution, Data Optimized (EVDO) wireless high-speed mobile data network, investment in our IPTV platform, as well as enhancements to the quality and breadth of our wireless and DSL networks. In addition, the year-over-year decreases in spending at both BCE and Bell Canada reflected reduced expenditures on IT infrastructure and systems to support our cost reduction program and productivity initiatives, lower spending at Bell Aliant and the completion in the fourth quarter of 2005 of the Alberta SuperNet (a next-generation broadband access network). The difference in capital expenditures between BCE and Bell Canada was due to spending on satellite builds at Telesat.

(1) EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant, and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained herein.

p. 4    BCE INC. 2006 INVESTOR BRIEFING

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW(1)

Cash from operating activities was $5,389 million in 2006, an increase of $52 million or 1.0% compared to $5,337 million in 2005. Cash from operating activities was impacted positively by an improvement in cash earnings resulting from higher EBITDA, a decrease in pension and other benefit plan payments, a decrease in interest payments, and an improvement in working capital. These improvements were partly offset by a decrease in proceeds from the sale of accounts receivable in 2005, compensation payments on the vesting of restricted share units (RSUs) granted for a two-year performance period that ended at December 31, 2005, and an increase in restructuring payments as a result of the pay equity settlement announced in Q2 2006.
     We generated $708 million of free cash flow for 2006, representing an increase of $139 million or 24% compared to the $569 million achieved in the previous year. The increase can be attributed to a decrease in capital expenditures and an increase in cash from operating activities. This was partly offset by an increase in dividends paid to non-controlling interest mainly for distributions made by Bell Aliant and insurance proceeds received by Telesat in 2005.

(1) EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained herein.

p. 5   BCE INC. 2006 INVESTOR BRIEFING

THE QUARTER AT A GLANCE

In the fourth quarter, we announced a number of initiatives that return capital to our shareholders and enhance our value proposition. We increased our dividend for 2007 by 11% to $1.46 per common share on an annualized basis and announced the renewal of our share buyback program with a NCIB targeting approximately 5% of BCE Inc.’s outstanding common shares.
     With respect to our financial performance, we delivered results that were essentially in line with our expectations for the quarter. Total revenues in the quarter were flat year-over-year, due mainly to the continued erosion of our legacy business, the adverse impact of mandated regulatory rate reductions for local services, and revenues from a one-time telecommunications services contract secured in Q4 2005. As expected, local line losses increased in the quarter due to more intense cable telephony competition in certain of our markets. However, these losses were offset in part by the positive impact of our customer winback activities. In line with our focus on profitability and revenue quality, we generated higher ARPU across all our growth services. This contributed to higher EBITDA at Bell Canada, which improved for a fourth consecutive quarter to reach a growth rate of 2.7% in Q4 2006, reflecting our continued focus on operational execution, a shift away from less profitable contracts, lower subscriber acquisition costs, productivity improvements and greater control over operating costs.
     Financial performance in our Residential segment reflected ARPU increases across all our growth services, which generated sufficiently higher revenues year-over-year to more than offset the reduction in legacy wireline revenues stemming from increased local line losses to cable telephony competition. Wireless, video and high-speed Internet subscriber growth was adversely affected by softer net activations, due mainly to intense competition in wireless and Internet and reduced retail store traffic in all three markets when compared with the 2005 holiday period. The resulting decrease in subscriber acquisition costs, as well as careful cost management, helped to offset the impact on operating income from continued erosion in our high-margin local wireline and long distance business.
     In our Business segment, profitability improved during the quarter mainly as a result of higher gross margins brought about by lower operating expenses, productivity improvements and a shift away from less profitable contracts. This was achieved despite the continuing change in product mix from higher margin legacy services to IP-based services. Overall revenues were unchanged year-over-year, as higher wireless and wireline access revenues were offset by a decrease in ICT sales to our Enterprise customers, as well as by ongoing declines in long distance and legacy data revenues.
     In the Bell Aliant segment, revenues increased as growth in Internet and IT outpaced the decline in the traditional wireline business resulting from competitive losses, technology substitution and regulatory constraints. Higher revenues this quarter, in combination with ongoing expense management driven by productivity initiatives, contributed to maintaining stable operating margins year-over-year.
     In the Other Bell Canada segment, the challenging market conditions in our wholesale business due to ongoing pricing pressures in long distance and customers migrating voice and data services onto their own network facilities contributed to the decrease in revenues. A contract secured in Q4 2005 to restore telecommunications service to the areas affected in the United States by Hurricane Katrina also adversely affected revenue growth in the quarter. Although operating income was negatively impacted by lower revenues and restructuring charges related mainly to our 2006 workforce reduction and corporate simplification initiatives, lower operating costs and productivity improvements partly offset the decrease.
     Telesat reported solid revenue growth for the fourth quarter reflecting increased sales of its broadcast and two-way broadband services as well as improved performance at its Infosat subsidiary. Operating income at Telesat was impacted by higher cost of sales as well as by special compensation costs related to senior executive changes made in the previous quarter.

CUSTOMER CONNECTIONS

	Q4 2006	CONNECTIONS
	NET	DECEMBER 31,
(in thousands)	ACTIVATIONS	2006

NAS	(181)	12,056
High-Speed Internet	59	2,462
Wireless	169	5,873
Video	32	1,820

  Network Access Services (NAS) – NAS in service declined by 181,000 during the quarter, compared with 122,000 in Q4 2005, reflecting an increase in line losses to the cable operators offering low-priced, multi-product bundled cable telephony services in our Québec and Ontario markets. This loss was partly offset by increased customer winbacks and higher wholesale demand for access lines in Western Canada. Over the past twelve months, our local access customer base has decreased by 4.2%, compared with an annualized erosion rate of 3.7% reported in the previous quarter.
  High-Speed Internet – We added 59,000 new net high-speed Internet customers this quarter, compared to 61,000 net activations in Q4 2005, bringing our end-of-period customer base to 2,462,000 or 12.2% higher than in 2005. Despite the lowest churn rate since Q1 2005 and higher residential net activations particularly in our Québec market, subscriber growth in the fourth quarter was moderated by intense competition as well as by the impact of a major upgrade to our order management system which limited the capacity of our retail channels and contact centre representatives to sell services.

p. 6    BCE INC. 2006 INVESTOR BRIEFING

  Wireless – We grew our wireless subscriber base by 169,000 this quarter, down from net activations of 210,000 in Q4 2005, resulting in an end-of-year subscriber count of 5,873,000. Despite an improvement in the overall churn rate from 1.5% in Q4 2005 to 1.3% this quarter, total net activations decreased year-over-year due primarily to lower postpaid gross activations resulting from competitors’ aggressive acquisition offers, incentives, and handset pricing. A decrease in consumer foot traffic in our retail channels compared with the 2005 holiday season also adversely affected postpaid subscriber acquisition.
  Video – We activated 32,000 new net video subscribers in the quarter, compared to 50,000 in Q4 2005, bringing our total subscriber base to 1,820,000 for a 5.4% increase over the previous year. The relatively fewer number of new subscriber activations in Q4 2006 compared with the previous year reflected reduced retail store traffic and weaker performance in our independent sales channels. Churn in the quarter remained unchanged, year-over-year, at 1.0%.
OPERATING REVENUES

In Q4 2006, we generated revenues of $4,547 million at BCE, an increase of 0.2% compared with the same quarter in 2005. Fourth quarter revenues at Bell Canada remained unchanged year-over-year at $4,451 million. Higher Residential segment revenues driven by higher ARPU and subscriber expansion across all our growth services and improved revenue performance at Bell Aliant from solid growth in Internet and IT services and products were offset by lower traditional voice and data revenues resulting from higher residential NAS losses and ongoing migration of business customers’ traffic to IP-based systems, lower ICT revenues, weaker wholesale revenues and a $21 million negative impact from various regulatory rulings. The results for Q4 2005 included $17 million of revenues from a contract to provide telecommunications services to the areas affected in the United States by Hurricane Katrina.

OPERATING INCOME AND EBITDA

Operating income at BCE this quarter was $760 million, down from $881 million in Q4 2005, due to $91 million of restructuring and other items associated with employee departure costs initiated at Bell Canada, costs incurred under a proposal to reorganize the company into an income trust and to simplify our corporate structure, as well as other costs.
     Operating income before restructuring and other items in Q4 2006 was $851 million or $54 million lower than the same quarter in 2005. Increased net benefit plans cost and higher amortization expense more than offset an improvement in EBITDA. EBITDA for BCE increased $33 million or 1.9% to $1,773 million, due to higher EBITDA at Bell Canada.
     Similarly, Bell Canada’s operating income in Q4 2006 was $782 million, or $105 million lower than Q4 2005, mainly because of $86 million of restructuring costs. Operating income before restructuring and other items was $868 million or $43 million lower than Q4 2005, due to higher net benefit plans cost and amortization expense offset partly by higher EBITDA.
     EBITDA at Bell Canada increased by 2.7% in Q4 2006, representing the best quarterly growth rate of the year, to reach $1,779 million. This result was due to a reduction in total operating expenses as revenues remained unchanged year-over-year. Operating expenses decreased due primarily to lower wireless and video customer acquisition costs, lower labour costs from workforce reductions, ongoing cost savings from supply chain initiatives and productivity improvements, as well as higher operating costs incurred in Q4 2005 to restore customer service levels as we recovered from a labour dispute. These lower costs were offset in part by higher wireless marketing expenses, higher bad debts expense, and higher operating expenses from acquisitions made over the past year. As a result of improved EBITDA performance, Bell Canada’s EBITDA margin increased to 40.0% in Q4 2006 from 38.9% in Q4 2005.

NET EARNINGS / EARNINGS PER SHARE (EPS)

Net earnings applicable to common shares for Q4 2006 were $699 million, or $0.84 per common share, compared to net earnings of $413 million, or $0.44 per common share for the same period last year. Included in Q4 net earnings this year was a charge of $66 million from restructuring and other items and net gains on investments of $412 million, compared with a net charge of $16 million for the same period last year. The amount for net gains on investments in Q4 2006 includes the recognition of a future tax asset totalling $434 million related to approximately $2,341 million of previously unrecognized capital loss carryforwards which will be applied against the anticipated gain on the sale of Telesat. Net earnings before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant of $353 million, or $0.44 per common share, were down $76 million, or $0.02 per share. The decrease was a result of higher amortization expense, higher net benefit plans cost and discontinued operations, partly offset by improved EBITDA performance and the positive impact on EPS from the NCIB share repurchase. Net earnings in the quarter also reflect higher interest income and lower income tax expense. There was a minimal impact on EPS as a result of the formation of Bell Aliant as the favourable impact from the decrease in tax expense resulting from the non-taxable portion of Bell Aliant’s income and the reduction in BCE Inc.’s outstanding common shares related to the formation of Bell Aliant was offset by an increase in non-controlling interest.

p. 7   BCE INC. 2006 INVESTOR BRIEFING

THE QUARTER AT A GLANCE

CAPITAL EXPENDITURES

Capital expenditures for BCE were $935 million in Q4 2006, compared with $792 million in the same quarter last year. As a percentage of revenues, capital expenditures increased this quarter as expected to 20.6% from 17.4% in Q4 2005. Similarly, Bell Canada’s capital expenditures increased 23% this quarter to $901 million. As a result, Bell Canada’s capital intensity in the quarter increased by 3.7 percentage points year-over-year to 20.2%, partly as a result of delayed spending earlier in the year. The majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business. Accordingly, the year-over-year increases at both BCE and Bell Canada primarily reflected incremental investment in our FTTN footprint expansion to deliver higher-speed broadband access, higher expenditures related to wireless growth and expansion of our high-speed mobile EVDO data network, as well as increased spending on IT infrastructure and systems to support both our productivity initiatives and marketing development activities in our Business segment. This was partly offset by reduced spending in the legacy areas of our business. The difference in capital expenditures between BCE and Bell Canada reflected spending on satellite builds at Telesat.

CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW

In Q4 2006, cash from operating activities was $1,527 million, a decrease of $32 million compared with $1,559 million in Q4 2005. The lower cash from operating activities reflected a decrease of $154 million in proceeds from the sale of accounts receivable in 2006. This was partly offset by a decrease in interest payments, an improvement in cash earnings from higher EBITDA and an improvement in working capital.
     Free cash flow of $206 million generated in Q4 2006 was $243 million lower than free cash flow of $449 million in Q4 2005. The decrease can be attributed to higher capital expenditures, an increase in dividends paid to non-controlling interest mainly as a result of distributions made by Bell Aliant, decreased cash from operating activities, and insurance proceeds received by Telesat in 2005. These items were offset in part by a decrease in common dividends paid, resulting from a reduction in common shares outstanding made concurrently with the Bell Aliant transaction and our share repurchase program.

STRATEGIC PRIORITIES

Our strategy is to deliver integrated communication services to customers efficiently and cost effectively, and to take a leadership position in providing IP services. We continue to build on three key pillars that support this strategy: Customer Experience, Bandwidth and Next-Generation Services. Advancing this strategy requires us to transform our cost structure and the way that we serve customers.
     During the quarter, we made progress on each of our three key priorities and on transforming our cost structure.

1) Enhancing customer experience by providing superior products and service that build loyalty

  Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wireline, Internet, video, wireless and long distance services), reaching over 25% of total households in our Ontario and Québec footprint at the end of 2006, up from 22% at the end of 2005.
  At the end of 2006, approximately six million clients were enjoying the benefits of a single bill for their wireline, Internet, video and/or wireless services (our One Bill program), compared with approximately two million at the beginning of the year.
  As a result of our DSL hardening program, which has improved the performance of the network through new software upgrades and installation of new hardware, we have reduced major outages of our high-speed Internet service by 12% in 2006 compared with the previous year.
  We delivered improved service commitments and service levels in the fourth quarter by reducing the total number of missed appointments for fixed wireline installations and repairs by approximately 9% and 17%, respectively, compared with the same period last year.
  Overall missed commitments in our SMB unit improved in the fourth quarter, with service assurance showing a gain of four percentage points.
  Our first call resolution rate in the Residential segment decreased 1.4 percentage points, reflecting implementation issues associated with the upgrade of our order management system at Sympatico.
  As at the end of 2006, 93% of our Enterprise customers had adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports.
  Our Enterprise unit began the implementation of Service Desk, which will integrate connectivity and ICT customer care to create a single point of contact for the customer.

2) Deliver abundant and reliable bandwidth to enable next-generation services

  We continued our rollout of FTTN by deploying another 302 neighbourhood nodes in Q4 2006, raising the total number of nodes deployed to 3,612.
  Bell Mobility Inc. (Bell Mobility) continued to invest in its high-speed EVDO mobile data network by expanding the footprint to a number of cities and towns in Ontario and Québec, including Kitchener-Waterloo, Oshawa, Guelph and Sherbrooke, bringing coverage to 52% of the Canadian population.

p. 8    BCE INC. 2006 INVESTOR BRIEFING

3) Create next-generation services to drive profitable future growth

  Bell ExpressVu enhanced its line-up of interactive television (iTV) programming, providing the best interactive and on-demand news, weather and sports experience.
  Bell ExpressVu also continued to maintain its industry-leading position in high-definition (HD) programming in Canada with the launch of five new HD channels during the fourth quarter. HD television with its high-resolution images and theatre-quality sound provides a viewing experience that is richer and more visually captivating than standard television.

Transforming our cost structure

Overall, our various cost-reduction initiatives resulted in savings of $223 million in the fourth quarter of 2006, bringing total savings for 2006 to $724 million. These cost savings were realized primarily through process improvements in our business units and our supply chain transformation program, contributing to an improvement in Bell Canada’s EBITDA margin year-over-year.
     Cost reductions from efficiency-related process improvements amounted to $98 million in the quarter, bringing the full-year 2006 total to $341 million. These savings were due primarily to:

  the One Bill program which has reduced the number of invoices printed and mailed to our Residential customers improved scheduling of customer appointments and repair times, which enhanced our ability to solve customer problems with just one visit (our ‘One and Done’ program)
  contact centre efficiencies and changes to certain processes at our call centres, resulting in lower call volumes workforce reductions resulting from ‘One and Done’ and other operational efficiency initiatives.

Supply transformation savings of $125 million in the quarter and $383 million in 2006 were realized from:

  increased controls over discretionary spending
  reduced spending on IT services
  outsourcing of selected contact centre call volumes
  renegotiated contracts resulting in rate reductions and vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we resell to our customers.

In the fourth quarter, an additional 90 employees departed, bringing the total number of employee departures associated with our 2006 workforce reduction program to 2,754. Approximately 200 temporary workers were hired in the fourth quarter to handle short-term projects and peak loads associated with our growth businesses.

CORPORATE DEVELOPMENTS

BCE will not proceed with income trust conversion

On December 12, 2006, BCE announced that it would not move forward with the planned conversion of the company into an income trust as announced on October 11, 2006 in light of the federal Minister of Finance’s announcement on October 31, 2006 to increase the level of taxation of income trusts. As a result, BCE’s management and Board of Directors concluded it was no longer in the best interests of the company and its shareholders to proceed with the conversion. However, the company is continuing with its previously announced plans to simplify its corporate structure and eliminate BCE’s holding company operations, which is a further step in our plan to focus on Bell Canada and our core communications operations. As part of this process, BCE Inc. intends, at its next annual shareholders meeting, and subject to shareholders’ approval, to change its name to Bell Canada Inc. and will have two operating businesses: Bell and Bell Aliant. Bell Canada also intends to change its name to Bell Inc. at the same time.

Dividend increase

On December 12, 2006, BCE announced, subject to being declared by the board of directors, an 11%, or $0.14 per share, increase in its annualized common share dividend.

Completion and renewal of Normal Course Issuer Bid program

During the fourth quarter, BCE Inc. purchased 4.8 million common shares for a total cost of approximately $136 million, completing its current NCIB program. In total for 2006, the company repurchased for cancellation 45 million common shares, or approximately 5% of the company’s outstanding common shares, for a cost of $1,241 million, representing an average purchase price of approximately $27.50 per share. On December 12, 2006, BCE Inc. also announced its plan to renew its share buyback program for another twelve-month period to repurchase approximately an additional 5% of its outstanding common shares through a NCIB, representing an estimated value in excess of $1 billion. On February 6, 2007, the company received acceptance from the Toronto Stock Exchange (TSX) of its notice of intention to make a NCIB.

p. 9   BCE INC. 2006 INVESTOR BRIEFING

THE QUARTER AT A GLANCE

Local telephone deregulation

On December 11, 2006, Canada’s Minister of Industry announced a federal Cabinet decision to overturn the local forbearance framework established by the CRTC. The Cabinet has proposed instead a new, simpler facilities-based framework that proposes to replace the CRTC’s market-share test with one that emphasizes the presence of competitive infrastructure in a given geographical area. The Cabinet decision was in response to an appeal filed by Bell Canada and other established telephone companies of an April 6, 2006 decision by the CRTC setting out its framework for price deregulation of local telephone service provided by traditional telephone companies.

Exchange of Bell Canada preferred shares

The Bell Canada plan of arrangement providing for the exchange of Bell Canada preferred shares for BCE Inc. preferred shares received both shareholder and court approval on January 23, 2007. This arrangement is part of our corporate simplification initiative. The share exchange and declaration of a one-time special dividend of $0.20 per Bell Canada preferred share outstanding became effective on January 31, 2007 for holders of Bell Canada preferred shares of record at the close of business on that date.

Sale of Telesat

On December 18, 2006, BCE Inc. announced the sale of its satellite service subsidiary Telesat to a new company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc. (Loral). Consistent with BCE Inc.’s stated strategy of concentrating on its core communications business, the company had previously announced its intention to surface the value Telesat represents for its shareholders through an initial public offering or strategic sale. Net of Telesat’s debt, BCE Inc. will, at closing, realize total proceeds of $3.25 billion from the all cash transaction. The sale is subject to customary closing conditions, including regulatory approval both in Canada and the United States and the absence of a material adverse change affecting Telesat’s business. The transaction is expected to close in mid-2007. In conjunction with the sale, BCE Inc. has put into place a set of commercial arrangements between Telesat and Bell ExpressVu that guarantee Bell ExpressVu access to current and expanded satellite capacity, including services available after the launch of the Nimiq 5 satellite in 2009.

Privatization of Bell Nordiq Income Fund

On January 16, 2007, Bell Aliant announced that the unitholders of Bell Nordiq Income Fund (Bell Nordiq) voted in favour of the Bell Aliant proposal to take Bell Nordiq private. Bell Nordiq unitholders were paid a Special Distribution of $4.00 per unit in cash on January 29, 2007 and received 0.4113 of a Bell Aliant unit in exchange for each Bell Nordiq unit on January 30, 2007. Unitholders of record at the close of business on January 26, 2007 were entitled to the Special Distribution. Bell Nordiq units have ceased to trade on the TSX as of the close of business on January 29, 2007 and were de-listed effective at the close of business on January 30, 2007.

FINANCIAL RESULTS ANALYSIS

Residential Segment

Residential revenues increased 1.3% in the fourth quarter of 2006 to $1,811 million, reflecting a higher number of wireless, video and high-speed Internet subscribers and higher ARPU across all our growth services. The year-over-year improvement was tempered by lower wireline (local and access and long distance) revenues as a result of higher NAS losses brought about by increased cable telephony competition, continued wireless long distance and VoIP substitution, the impact of CRTC-mandated local rate reductions, as well as ongoing aggressive price competition.
     Local and access revenues declined this quarter compared with Q4 2005, due mainly to NAS erosion and CRTC-required price reductions for basic service and related SmartTouch features. NAS decreased this quarter primarily as a result of customer losses to cable companies and competitive local exchange carriers (CLECs), as well as to ongoing wireline to wireless substitution. The annualized NAS erosion rate increased in Q4 2006 as the major cable companies operating in our Ontario and Québec markets continued to expand their service footprints and to vigorously market low-priced cable telephony offerings through bundled offers with other services.
     Fourth quarter long distance revenues were also lower year-over-year, reflecting a decrease in the overall volume of conversation minutes, and lower prepaid calling card sales. However, prudent price increases, including an increase to our network access charge in Q2 2006 from $2.95 per month to $4.50 per month, higher overseas and calling card per-minute rates, as well as increases to some plan fees has enabled us to moderate the loss of residential long distance revenues and to further slow down the year-over-year rate of erosion versus previous quarters.
     Fourth quarter Residential wireless revenues increased year-over-year, mainly as a result of a higher average number of customers, price increases over the past year for certain services and features, a shift in the subscriber mix towards higher-value rate plans, and the increased number of higher-than-average ARPU Solo and Virgin Mobile customers in our prepaid subscriber base.

p. 10    BCE INC. 2006 INVESTOR BRIEFING

     Residential data revenues grew this quarter, fuelled by further growth in our high-speed Internet subscriber base and higher ARPU. The increase in ARPU has been driven by a number of price increases over the past year, a reduction in customer credits, a 28% increase in revenues from our Sympatico.MSN.ca web portal and other value-added services such as security services and home networking. Higher year-over-year residential data revenues were moderated by the impact of promotional offers on our Basic and High-Speed Edition products in Québec. During the quarter, we implemented usage thresholds on all new high-speed acquisition offers in Québec and Ontario, charging new high-speed customers $1.50 per gigabyte (GB) above 30 GB of usage.
     Double-digit revenue growth in our Video unit in Q4 2006 was driven by continued year-over-year subscriber growth and higher ARPU resulting from the impact of price increases implemented over the past year, customers upgrading to enhanced programming packages, further growth of set-top box (STB) rentals, and higher pay-per-view revenues.
     Our Residential segment reported operating income of $342 million this quarter, down 13.0% compared with Q4 2005. The decrease was due primarily to a higher rate of decline in our high-margin residential NAS wireline customer base, increased marketing spend in our wireless unit, as well as increased amortization expense and net benefit plans cost. These factors were mitigated in part by higher revenues across all our growth services, a decrease in total wireless and video subscriber acquisition expenses, lower contact centre costs driven largely by outsourcing of call volumes, the recovery from a labour dispute with technicians in Ontario that negatively impacted operating expenses in Q4 2005, as well as ongoing savings from cost-reduction initiatives such as One Bill and more efficient scheduling of customer appointments and repairs.

Business Segment

Business segment revenues in Q4 2006 remained unchanged year-over-year at $1,591 million, reflecting increased revenues from our SMB and Bell West units offset by weaker performance in Enterprise.
     Revenues generated by our Enterprise unit in the quarter decreased when compared with a strong fourth quarter in 2005, primarily as a result of the timing of ICT solutions sales particularly in the financial services sector in Ontario and the public sector in Quebec, a de-emphasis on less profitable hardware equipment sales, as well as a decline in long distance and legacy data services revenue stemming from competitive price reductions and the ongoing migration of our customers’ voice and data traffic to IP-based systems. Higher IP connectivity revenues and increased wireless revenues, as well as the contribution to revenues from companies acquired over the past year to enhance our ICT product portfolio and create cross-selling opportunities with our Enterprise customers, helped to partly offset the year-over-year decrease. In addition, our Enterprise unit had a number of multi-year contract wins and renewals in the quarter totalling over $850 million in value.
     Our SMB unit delivered its best quarter of the year in terms of revenue growth, resulting from higher data, wireless and local and access revenues. Lower long distance and other revenues moderated the growth in fourth quarter revenues. Double-digit data revenue growth was the result of solid ICT sales driven by increased penetration of value-added services (VAS) and improved cross-selling opportunities made possible by companies acquired in the past few years to enhance our virtual chief information officer (VCIO) strategy, as well as continued demand for high-speed Internet access service connections. Despite intensifying competition, total VAS/VCIO revenues increased by 18% this quarter. Local and access revenues increased in the quarter, despite continued local line losses to alternative telephony providers, reflecting the favourable impact of price increases in the third quarter of 2006 for basic local access. Long distance revenues decreased year-over-year largely as a result of lower overall minute volumes, increased local line losses, and the expected weakening of our pay-phone business brought about by ongoing wireless and Internet substitution, offset partly by the positive impact of strategic product pricing. Lower other revenues can be attributed primarily to a reduction in legacy voice equipment sales.
     Fourth quarter revenues at Bell West improved year-over-year, mainly as a result of wireless subscriber and ARPU growth, increased data revenues generated from services on the Alberta SuperNet, higher data equipment sales and continued growth in its SMB customer base. This was partly offset by a decrease in legacy data revenues due to increased migration of customer traffic to IP-based systems.
     Business segment operating income in the fourth quarter increased 5.9% year-over-year to $235 million from $222 million in Q4 2005, mainly as a result of higher gross margins. Despite the continuing loss of higher-margin legacy wireline voice and data business both to IP substitution and the competition, gross margin expansion was made possible by a reduction in the total amount of operating expenses needed to generate the same level of total revenues year-over-year. Higher amortization expense and net benefit plans cost partly offset the year-over-year increase. In addition, ongoing productivity improvements and a continued de-emphasis of less profitable hardware equipment contracts contributed to the improvement in fourth quarter operating income.

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THE QUARTER AT A GLANCE

Bell Aliant

Bell Aliant revenues were $852 million in the quarter, reflecting an increase of $15 million, or 1.8%, compared with Q4 2005, as growth in data and other revenues more than offset declining revenues from local and access and long distance services.
     Local and access revenues decreased on a year-over-year basis in the quarter. This resulted mainly from a 2.0% decline in the NAS customer base, reflecting competitive losses mainly to cable telephony, the reduction in second lines as dial-up Internet customers continued to migrate to high-speed services and the reduction in primary lines as customers adopt wireless and VoIP technologies. Long distance revenues also decreased year-over-year, mainly as a result of lower per-minute toll prices in the residential market and lower overall minutes of usage.
     Data revenues grew solidly in the quarter and were attributable primarily to a significant increase in Internet revenues resulting from year-over-year subscriber growth of 24%. Subscriber growth in Q4 2006 resulted from competitive marketing offers, proactive management of dial-up customer migration, expansion of the service area, success in marketing a new home business Internet service and the continued popularity of the PC purchase program.
     Terminal sales and other revenues also increased this quarter compared with Q4 2005. The growth can be attributed to sizeable new contracts for systems integration, application services and managed outsourcing, as well as to expansion of existing contracts resulting from our focus on key industry verticals in the enterprise market.
     Operating income increased by 5.1% in Q4 2006 to $205 million from $195 million in the same quarter last year, due mainly to lower amortization despite stable EBITDA. Strength in IT revenues in the quarter was offset by a consequent increase in associated expenses.

Other Bell Canada Segment

Other Bell Canada segment revenues in Q4 2006 were $402 million, representing a decrease of $20 million or 4.7% compared with the same quarter in 2005. The year-over-year decline was due mainly to weaker performance of our Wholesale unit as a result of continued pressure on long distance from a reduction in switched minute volumes and competitive pricing, lower rates on cross-border exchange traffic, decreased data revenues from customers migrating services onto their own network facilities, the non-recurrence of revenue from a contract secured in Q4 2005 to restore telecommunications service to the areas affected in the United States by Hurricane Katrina, as well as the negative revenue impact from certain regulatory decisions including a ruling with respect to rates we charge for switching and aggregation services to long distance service providers and a ruling related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices. This year-over-year decrease in fourth quarter revenues was partly offset by an increase in wholesale demand for local access capacity in Western Canada.
     Operating income for the Other Bell Canada segment was nil this quarter, down from $77 million in Q4 2005. The decrease was due mainly to restructuring and other charges, which included costs for the involuntary departure of employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of our reduced workforce, the formerly planned reorganization of the company into an income trust and simplification of our corporate structure, as well as other costs. Excluding restructuring and other items, operating income decreased by 15% in Q4 2006 to $86 million, primarily reflecting lower revenues, higher operating costs due to a higher volume of termination minutes from an increase in southbound traffic to the United States, as well as higher amortization and net benefit plans cost. Lower cost of goods sold from lower domestic and international long distance traffic, as well as other cost reductions directly related to our workforce reduction and productivity initiatives, partly offset the negative year-over-year impacts on operating income.

Other BCE Segment

Other BCE segment revenues were $142 million this quarter or 8.4% higher than the same three-month period in 2005, mainly reflecting higher revenues at our satellite services subsidiary Telesat.
     Telesat’s revenues increased 8.5% to $128 million in the fourth quarter, due primarily to increased sales of its two-way broadband service using the Ka-band of the Anik F2 satellite, higher broadcast revenues, as well as to the improved performance of its Infosat subsidiary. This was partly offset by reduced business activity in South America.
     Operating income for the Other BCE segment decreased to negative $22 million this quarter from negative $6 million in Q4 2005. The year-over-year decrease was due to lower operating income at Telesat and higher corporate expenses at BCE Inc.
     Telesat’s operating income declined 5.9% this quarter to $32 million, mainly reflecting higher cost of network equipment sales and one-time special compensation costs related to senior executive changes made in September 2006. This decrease was offset partly by lower amortization expense related to the Anik F1 satellite.

p. 12    BCE INC. 2006 INVESTOR BRIEFING

Product Line Analysis

Local and Access

Local and access revenues this quarter decreased by 4.5% year-over-year to $1,288 million, compared with the same quarter in 2005, mainly as a result of higher NAS erosion and the consequent loss of SmartTouch features revenue, and to lower revenue from wireline maintenance plans. Local and access revenues were negatively impacted in the quarter by a CRTC decision associated with the Price Caps deferral account that took effect on June 1, 2006 which mandated a reduction in local rates. This regulatory ruling had an approximate $17 million impact on local and access revenues in Q4 2006.
     NAS in service declined by 525,000, or 4.2%, since the beginning of the year, as a result of increased competition from cable operators for local telephone service, continuing losses to CLECs, and wireline to wireless substitution. This rate reflected a higher level of local line losses than the previous year at both Bell Canada and at Bell Aliant, as the major cable operators in our incumbent territories sustained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. This was offset partly by higher wholesale demand for local access lines in Western Canada and an increase in customer winbacks.

Long Distance

Long distance revenues were $422 million in the quarter, reflecting a year-over-year decrease of 12.3% compared with Q4 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating wireless substitution and continued NAS erosion. This year-over-year decrease was offset partly by an increase to the network charges for Residential and SMB customers implemented on April 15, 2006, as well as by higher overseas and calling card per-minute rates. Total minute volumes increased 1.0% this quarter to 4,595 million conversation minutes from 4,550 million in Q4 2005. As a result, ARPM decreased by $0.009 year-over-year to reach $0.088, reflecting competitive pricing pressures in all our markets and a decline in overseas minute volumes.

Wireless

Gross wireless activations decreased 14.3% this quarter to 390,000, down from a record fourth quarter performance of 455,000 gross activations in 2005, as a result of lower postpaid gross activations which was partly offset by higher prepaid gross activations.
     Postpaid gross activations in Q4 2006, which accounted for 57% or 224,000 of the total, represented a 27% decline over the 308,000 achieved in Q4 2005. The decrease can be attributed to our competitors’ relatively more aggressive acquisition offers that featured gift incentives, discounted handset pricing and attractive new handsets, as well as to a noticeable decrease in consumer foot traffic in our retail channels when compared to the 2005 holiday season. In addition, subscriber growth in the quarter was impacted by lower churn industry-wide. The relatively fewer number of customers switching service providers was expected as wireless service providers attempt to lock customers into long-term contracts with handset upgrades and attractive rate-plan discounts ahead of the implementation of wireless number portability in March 2007.
     The 13% year-over-year growth in prepaid gross activations, which comprised the remaining 43% or 166,000 gross activations in the quarter, was driven by the strong performance of the Solo and Virgin Mobile brands particularly in the youth segment of the market. Prepaid activations are traditionally the highest in the fourth quarter due to the commitment-free, gift-giving nature of the product.
     Our postpaid churn rate in Q4 improved on a year-over-year basis to 1.1% from 1.3%, reflecting the success of our customer retention activities and the strength of our value proposition, despite competitive market pressures and tighter policies on the granting of customer discounts and hardware upgrades. Prepaid churn also decreased in the quarter, improving to 1.7% from 2.2% in Q4 2005 due to the deactivation of fewer inactive, non-revenue-generating customer accounts. On a combined basis, as a result of both lower postpaid and prepaid churn, our blended churn rate for Q4 decreased to 1.3% this year compared to 1.5% for the same quarter in 2005.
     As a result of lower postpaid gross activations, our total wireless net activations decreased to 169,000 in Q4 2006 from 210,000 in Q4 2005, despite lower overall customer churn. For the quarter, 40% or 67,000 of the total net activations subscribed to postpaid rate plans, while the remaining 60% or 102,000 subscribers chose a prepaid service. This compares with a postpaid-to-prepaid net activations subscriber mix of 60%-to-40% in the fourth quarter of 2005. As at the end of 2006, our total number of cellular and PCS subscribers reached 5,873,000, representing a 7.9% increase over the past year. Postpaid rate plans represented 74% of our total subscriber base at the end of 2006, unchanged when compared to the end of the previous year.

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THE QUARTER AT A GLANCE

     Wireless revenue growth of 14.5% in Q4 2006 was our best quarterly performance of the past two years. The increase in wireless revenues from $808 million in Q4 2005 to $925 million this quarter was driven by the combined impact of higher ARPU and solid subscriber growth.
     Postpaid ARPU reached its highest fourth quarter level ever, increasing by $2 year-over-year to $66. The improvement was achieved primarily as a result of strong growth in data usage and an increase in Bell Mobility’s system access fee from $6.95 to $8.95 per month. Higher data usage reflected the continued growth of text and multimedia messaging services, wireless Internet access, downloadable ringtones, music and games, as well as the continued popularity of our ‘Fuel Me’ bundled data offers and ‘10-4’ push-to-talk service. Increased penetration of BlackBerry customers and other heavy users subscribing to higher-priced rate plans also contributed to the year-over-year growth in postpaid ARPU. Offsetting these positive impacts on postpaid ARPU were lower value-added service revenues and lower basic access fee revenue as a result of the considerable number of customers subscribing to our ‘All-in-One’ plans (which were discontinued in February 2006) where all service fees and a number of features are included as part of the monthly plan cost.
     Prepaid ARPU also improved this quarter, increasing to $15 per month from $14 per month in Q4 2005. This result reflects increased penetration of Solo and Virgin Mobile customers in our prepaid subscriber base, who generate a higher than average ARPU, the success of the President’s ChoiceTM branded mobile service, as well as higher data usage.
     As a result of both higher postpaid and prepaid ARPU, blended ARPU increased by $2 this quarter to $53, compared with $51 in the fourth quarter of 2005.
     Wireless cost of acquisition (COA) increased 8.3% to $443 per gross activation in Q4 2006 from $409 per gross activation for the same quarter in 2005. Higher COA was primarily due to a lower number of total gross activations year-over-year, an increase in marketing expenses associated with our Frank & Gordon campaign, and higher sales commissions from our continued focus on acquiring higher-value subscribers. These impacts were partly offset by decreased handset subsidies stemming from volume rebates and rate reductions received from handset manufacturers, pricing discipline despite intense competition, and a higher number of prepaid gross activations year-over-year.
     Wireless EBITDA increased by 29.3% to $402 million this quarter from $311 million in Q4 2005, driven by wireless revenue growth, decreased customer acquisition costs due to lower gross subscriber activations in the fourth quarter of 2006, and reduced customer retention costs. Higher customer contact centre costs partly offset the year-over-year improvement in wireless EBITDA. These factors contributed to a significant expansion in wireless EBITDA margin, which increased by 5.4 percentage points from 37.1% in Q4 2005 to 42.5% this quarter.

Data

Overall data revenues in the quarter decreased by 0.3%, year-over-year, to $1,094 million. The decline reflected lower revenues from ICT sales to Enterprise customers due primarily to the timing of sales, further decreases in legacy data revenues in our Business segment as a result of competitive pricing, as well as the ongoing rationalization of circuit networks by wholesale customers. This was largely offset by higher Internet revenues stemming from the combined impact of higher ARPU and an increase in the number of high-speed Internet access service connections, the positive impact of Sympatico’s hardware purchase program, incremental revenues from companies acquired over the past year to enhance our ICT product portfolio and create cross-selling opportunities with our Enterprise customers, and Alberta SuperNet revenues.
     The number of high-speed Internet subscribers increased by 59,000 this quarter, compared with 61,000 in Q4 2005, bringing the total subscriber count at the end of 2006 to 2,462,000. Overall subscriber growth was affected by the impact of ongoing aggressive price discounting on multi-product bundle offers from the major cable operators in our markets, as well as by a decrease in demand for access service connections from SMB customers and wholesale channels. This was partly offset by lower customer churn. A major upgrade of our order management system completed during the quarter, which affected the sales process both within our retail channels and at our contact centres, had an adverse effect on new subscriber acquisition. Despite these negative impacts, total residential high-speed Internet net activations in the quarter increased year-over-year, due primarily to improved performance in our Québec market brought about by the results of a targeted marketing campaign launched to address the competitive environment featuring special promotional rates on certain of our products for a limited time period. Residential subscriber growth in the quarter was also driven by the expanded use of hardware offers, including our PC Fusion and LCD Monitor programs.

Video

Our Video revenues grew by 11.2% this quarter to $298 million from $268 million in Q4 2005, driven by year-over-year subscriber growth and higher ARPU.
     Our video subscriber base has grown by 5.4% over the past year to reach 1,820,000 at the end of 2006. In the quarter, we added 32,000 new net video subscribers compared with a strong fourth quarter performance of 50,000 in 2005, bringing the total number of new customers activated in 2006 to 93,000. The year-over-year decrease can be attributed mainly to weaker sales in our retail channels and increased focus on profitable growth. Despite lower than expected volumes in our retail channels in Q4 2006, higher sales in our direct channels were supported by the success of our ‘All-in-One’ Plans, which combine programming, equipment, installation and warranty into simple packages. Our video churn rate in the quarter remained steady, year-over-year, at 1.0%, reflecting the success of our customer retention activities, despite a number of price increases introduced over the past year and aggressive hardware offers from our cable competitors.

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     Video ARPU increased to $55 per month this quarter from $52 per month in Q4 2005. The $3 increase resulted primarily from customers upgrading to higher-priced programming packages, higher pay-per-view revenues, and price increases implemented over the past year. During 2006, we applied a $2 rate increase at the beginning of the year on our standard digital programming package for all existing customers without a contract and we increased the system access fee by $3 per month for all our legacy subscribers in May. The year-over-year improvement in Q4 ARPU was partly offset by higher customer credits on STB rentals and programming as well as by higher retention discounts.
     Video EBITDA increased 30% this quarter to $30 million from $23 million in Q4 2005, reflecting double-digit revenue growth and lower subscriber acquisition costs stemming from fewer gross activations, favourable STB pricing, and lower distribution and installation costs. This improvement was partially offset by higher marketing and sales costs in Q4 2006.

Terminal Sales and Other

Terminal sales and other revenues decreased 5.6% to $424 million this quarter from $449 million in Q4 2005. The year-over-year decrease was due primarily to the non-recurrence of revenues from a contract secured in Q4 2005 by Expertech Network Installation Inc. (a Bell Canada majority-owned provider of installation and network infrastructure services) to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina. Decreased wireless equipment sales at Bell Mobility and lower video STB sales also contributed to the year-over-year decline in revenues. This was offset partly by higher IT service and product sales at Bell Aliant’s xwave division, higher telecommunications equipment sales associated with Bell Aliant’s PC purchase program, as well as by increased sales of legacy voice equipment to Enterprise customers.

About Forward-Looking Statements

This Investor Briefing contains forward-looking statements about BCE’s objectives, plans, strategies, results of operations and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:

  unless otherwise indicated, forward-looking statements in this Investor Briefing describe our expectations at February 6, 2007 our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

A number of assumptions were made by BCE in making forward-looking statements in this Investor Briefing, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity, the availability and cost of capital and the ability to achieve customer service improvement while reducing costs in accordance with our expectations.
     For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated December 12, 2006 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions.
     The Safe Harbor Notice Concerning Forward-Looking Statements is also available on BCE Inc.’s website at www.bce.ca.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this Q4 2006 Investor Briefing to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

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EBITDA

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.

The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q4 2006	Q4 2005	2006	2005

Operating income	760	881	3,332	3,759
Amortization expense	797	776	3,129	3,061
Net benefit plans cost	125	59	513	359
Restructuring and other items	91	24	355	55

EBITDA	1,773	1,740	7,329	7,234

BELL CANADA	Q4 2006	Q4 2005	2006	2005

Operating income	782	887	3,353	3,755
Amortization expense	784	756	3,073	2,989
Net benefit plans cost	127	65	531	389
Restructuring and other items	86	24	332	54

EBITDA	1,779	1,732	7,289	7,187

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS

The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	Q4 2006	Q4 2005	2006	2005

Operating income	760	881	3,332	3,759
Restructuring and other items	91	24	355	55

Operating income before restructuring and other items	851	905	3,687	3,814

BELL CANADA	Q4 2006	Q4 2005	2006	2005

Operating income	782	887	3,353	3,755
Restructuring and other items	86	24	332	54

Operating income before restructuring and other items	868	911	3,685	3,809

p. 16    BCE INC. 2006 INVESTOR BRIEFING

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT

The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

	Q4 2006		Q4 2005		2006		2005

		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	699	0.84	413	0.44	1,937	2.25	1,891	2.04
Restructuring and other items(1)	66	0.08	16	0.02	222	0.26	37	0.04
Net gains on investments(2)	(412)	(0.48)	–	–	(525)	(0.61)	(27)	(0.03)
Other costs incurred to form Bell Aliant(3)	–	–	–	–	42	0.05	–	–

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	353	0.44	429	0.46	1,676	1.95	1,901	2.05

(1) Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to investment banking, professional and consulting fees. In 2006, we incurred $138 million ($77 million after tax and non-controlling interest).
(2) Amounts for 2006 include the recognition of a future tax asset of $434 million for approximately $2,341 million of previously unrecognized capital loss carryforwards due to the anticipated gain on the sale of Telesat.
(3) Includes premium costs incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In 2006, we incurred $122 million ($42 million after tax and non-controlling interest).

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period-to-period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q4 2006	Q4 2005	2006	2005

Cash from operating activities	1,527	1,559	5,389	5,337
Capital expenditures	(935)	(792)	(3,133)	(3,357)
Total dividends paid	(398)	(354)	(1,546)	(1,450)
Other investing activities	12	36	(2)	39

Free cash flow	206	449	708	569

p. 17   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BCE CONSOLIDATED(1)

Consolidated Operational Data

	Q4	Q4	$	%		TOTAL	TOTAL	$	%
($ millions, except per share amounts) (unaudited)	2006	2005	CHANGE	CHANGE		2006	2005	CHANGE	CHANGE

Operating revenues	4,547	4,539	8	0.2%		17,713	17,605	108	0.6%
Operating expenses	(2,774)	(2,799)	25	0.9%		(10,384)	(10,371)	(13)	(0.1%	)

EBITDA(2)	1,773	1,740	33	1.9%		7,329	7,234	95	1.3%
EBITDA margin(3)	39.0%	38.3%		0.7 pts		41.4%	41.1%		0.3 pts
Amortization expense	(797)	(776)	(21)	(2.7%	)	(3,129)	(3,061)	(68)	(2.2%	)
Net benefit plans cost	(125)	(59)	(66)	n.m.		(513)	(359)	(154)	(42.9%	)
Restructuring and other items	(91)	(24)	(67)	n.m.		(355)	(55)	(300)	n.m.

Operating income	760	881	(121)	(13.7%	)	3,332	3,759	(427)	(11.4%	)
Other (expense) income	(27)	(4)	(23)	n.m.		(176)	28	(204)	n.m.
Interest expense	(239)	(239)	–	0.0%		(952)	(949)	(3)	(0.3%	)

Pre-tax earnings from continuing operations	494	638	(144)	(22.6%	)	2,204	2,838	(634)	(22.3%	)
Income taxes	327	(196)	523	n.m.		(85)	(803)	718	89.4%
Non-controlling interest	(104)	(52)	(52)	(100.0%	)	(228)	(201)	(27)	(13.4%	)

Earnings from continuing operations	717	390	327	83.8%		1,891	1,834	57	3.1%
Discontinued operations	–	40	(40)	(100.0%	)	116	127	(11)	(8.7%	)

Net earnings	717	430	287	66.7%		2,007	1,961	46	2.3%
Dividends on preferred shares	(18)	(17)	(1)	(5.9%	)	(70)	(70)	–	0.0%

Net earnings applicable to common shares	699	413	286	69.2%		1,937	1,891	46	2.4%

Net earnings per common share – basic
Continuing operations	$ 0.84	$ 0.39	$ 0.45	n.m.		$ 2.12	$ 1.90	$ 0.22	11.6%
Discontinued operations	$ –	$ 0.05	$(0.05)	(100.0%	)	$ 0.13	$ 0.14	$(0.01)	(7.1%	)
Net earnings	$ 0.84	$ 0.44	$ 0.40	90.9%		$ 2.25	$ 2.04	$ 0.21	10.3%
Net earnings per common share – diluted
Continuing operations	$ 0.84	$ 0.39	$ 0.45	n.m.		$ 2.12	$ 1.90	$ 0.22	11.6%
Discontinued operations	$ –	$ 0.05	$(0.05)	(100.0%	)	$ 0.13	$ 0.14	$(0.01)	(7.1%	)
Net earnings	$ 0.84	$ 0.44	$ 0.40	90.9%		$ 2.25	$ 2.04	$ 0.21	10.3%
Dividends per common share	$ 0.33	$ 0.33	$ –	0.0%		$ 1.32	$ 1.32	$ –	0.0%
Average number of common shares outstanding – basic (millions)	811.6	927.3				861.4	926.8

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	410	–				419	33
Discontinued operations	2	–				106	(6)
Restructuring and other items	(66)	(16)				(222)	(37)
Cost incurred to form the Bell Aliant Regional Communication Income Fund
(Bell Aliant)	–	–				(42)	–

Total	346	(16)				261	(10)
Impact on net earnings per share	$ 0.40	$(0.02)				$ 0.30	$(0.01)

EPS before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(2)	$ 0.44	$ 0.46	$(0.02)	(4.3%	)	$ 1.95	$ 2.05	$(0.10)	(4.9%	)

n.m.: not meaningful

P. 18   BCE INC. 2006 INVESTOR BRIEFING

BCE CONSOLIDATED(1)

Consolidated Operational Data – Historical Trend

	TOTAL					TOTAL
($ millions, except per share amounts) (unaudited)	2006	Q4 06	Q3 06	Q2 06	Q1 06	2005	Q4 05	Q3 05	Q2 05	Q1 05

Operating revenues	17,713	4,547	4,422	4,388	4,356	17,605	4,539	4,408	4,368	4,290
Operating expenses	(10,384)	(2,774)	(2,582)	(2,513)	(2,515)	(10,371)	(2,799)	(2,591)	(2,512)	(2,469)

EBITDA(2)	7,329	1,773	1,840	1,875	1,841	7,234	1,740	1,817	1,856	1,821
EBITDA margin(3)	41.4%	39.0%	41.6%	42.7%	42.3%	41.1%	38.3%	41.2%	42.5%	42.4%
Amortization expense	(3,129)	(797)	(786)	(790)	(756)	(3,061)	(776)	(774)	(763)	(748)
Net benefit plans cost	(513)	(125)	(118)	(134)	(136)	(359)	(59)	(103)	(99)	(98)
Restructuring and other items	(355)	(91)	(126)	(50)	(88)	(55)	(24)	(31)	(5)	5

Operating income	3,332	760	810	901	861	3,759	881	909	989	980
Other (expense) income	(176)	(27)	(113)	(32)	(4)	28	(4)	1	25	6
Interest expense	(952)	(239)	(247)	(231)	(235)	(949)	(239)	(238)	(236)	(236)

Pre-tax earnings from continuing operations	2,204	494	450	638	622	2,838	638	672	778	750
Income taxes	(85)	327	(85)	(155)	(172)	(803)	(196)	(179)	(185)	(243)
Non-controlling interest	(228)	(104)	(41)	(39)	(44)	(201)	(52)	(49)	(52)	(48)

Earnings from continuing operations	1,891	717	324	444	406	1,834	390	444	541	459
Discontinued operations	116	–	(22)	50	88	127	40	15	40	32

Net earnings	2,007	717	302	494	494	1,961	430	459	581	491
Dividends on preferred shares	(70)	(18)	(17)	(18)	(17)	(70)	(17)	(18)	(18)	(17)

Net earnings applicable to common shares	1,937	699	285	476	477	1,891	413	441	563	474

Net earnings per common share – basic
Continuing operations	$ 2.12	$ 0.84	$ 0.39	$ 0.47	$ 0.42	$ 1.90	$ 0.39	$ 0.46	$ 0.57	$ 0.48
Discontinued operations	$ 0.13	$ –	$(0.03)	$ 0.06	$ 0.10	$ 0.14	$ 0.05	$ 0.02	$ 0.04	$ 0.03
Net earnings	$ 2.25	$ 0.84	$ 0.36	$ 0.53	$ 0.52	$ 2.04	$ 0.44	$ 0.48	$ 0.61	$ 0.51
Net earnings per common share – diluted
Continuing operations	$ 2.12	$ 0.84	$ 0.39	$ 0.47	$ 0.42	$ 1.90	$ 0.39	$ 0.46	$ 0.57	$ 0.48
Discontinued operations	$ 0.13	$ –	$(0.03)	$ 0.06	$ 0.10	$ 0.14	$ 0.05	$ 0.02	$ 0.04	$ 0.03
Net earnings	$ 2.25	$ 0.84	$ 0.36	$ 0.53	$ 0.52	$ 2.04	$ 0.44	$ 0.48	$ 0.61	$ 0.51
Dividends per common share	$ 1.32	$ 0.33	$ 0.33	$ 0.33	$ 0.33	$ 1.32	$ 0.33	$ 0.33	$ 0.33	$ 0.33
Average number of common shares outstanding – basic (millions)	861.4	811.6	818.8	896.4	920.5	926.8	927.3	927.0	926.6	926.2

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	419	410	8	–	1	33	–	–	33	–
Discontinued operations	106	2	(11)	35	80	(6)	–	–	(5)	(1)
Restructuring and other items	(222)	(66)	(71)	(27)	(58)	(37)	(16)	(21)	(3)	3
Cost incurred to form Bell Aliant	(42)	–	(28)	(14)	–	–	–	–	–	–

Total	261	346	(102)	(6)	23	(10)	(16)	(21)	25	2
Impact on net earnings per share	$ 0.30	$ 0.40	$(0.12)	$(0.01)	$ 0.03	$(0.01)	$(0.02)	$(0.02)	$ 0.03	$ –

EPS before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(2)	$ 1.95	$ 0.44	$ 0.48	$ 0.54	$ 0.49	$ 2.05	$ 0.46	$ 0.50	$ 0.58	$ 0.51

P. 19   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BCE CONSOLIDATED(1)

Segmented Data

	Q4	Q4	$	%		TOTAL	TOTAL	$	%
($ millions, except where otherwise indicated) (unaudited)	2006	2005	CHANGE	CHANGE		2006	2005	CHANGE	CHANGE

Revenues
Residential	1,811	1,787	24	1.3%		7,099	7,016	83	1.2%
Business	1,591	1,591	–	0.0%		6,057	5,966	91	1.5%
Bell Aliant	852	837	15	1.8%		3,358	3,320	38	1.1%
Other Bell Canada	402	422	(20)	(4.7%	)	1,592	1,651	(59)	(3.6%	)
Inter-segment eliminations	(205)	(186)	(19)	(10.2%	)	(758)	(719)	(39)	(5.4%	)

Total Bell Canada	4,451	4,451	–	0.0%		17,348	17,234	114	0.7%
Other BCE
Telesat	128	118	10	8.5%		479	475	4	0.8%
Other	14	13	1	7.7%		56	63	(7)	(11.1%	)

Total Other BCE	142	131	11	8.4%		535	538	(3)	(0.6%	)
Inter-segment eliminations	(46)	(43)	(3)	(7.0%	)	(170)	(167)	(3)	(1.8%	)

Total revenues	4,547	4,539	8	0.2%		17,713	17,605	108	0.6%

Operating income
Residential	342	393	(51)	(13.0%	)	1,649	1,772	(123)	(6.9%	)
Business	235	222	13	5.9%		811	863	(52)	(6.0%	)
Bell Aliant	205	195	10	5.1%		777	768	9	1.2%
Other Bell Canada	–	77	(77)	(100.0%	)	116	352	(236)	(67.0%	)

Total Bell Canada	782	887	(105)	(11.8%	)	3,353	3,755	(402)	(10.7%	)
Other BCE
Telesat	32	34	(2)	(5.9%	)	142	157	(15)	(9.6%	)
Other	(54)	(40)	(14)	(35.0%	)	(163)	(153)	(10)	(6.5%	)

Total Other BCE	(22)	(6)	(16)	n.m.		(21)	4	(25)	n.m.

Total operating income	760	881	(121)	(13.7%	)	3,332	3,759	(427)	(11.4%	)

Capital expenditures(4)
Residential	417	322	(95)	(29.5%	)	1,299	1,417	118	8.3%
Business	253	197	(56)	(28.4%	)	767	867	100	11.5%
Bell Aliant	131	130	(1)	(0.8%	)	517	525	8	1.5%
Other Bell Canada	100	84	(16)	(19.0%	)	338	310	(28)	(9.0%	)

Total Bell Canada	901	733	(168)	(22.9%	)	2,921	3,119	198	6.3%
Other BCE
Telesat	32	62	30	48.4%		205	260	55	21.2%
Other	2	(3)	(5)	n.m.		7	(22)	(29)	n.m.

Total capital expenditures	935	792	(143)	(18.1%	)	3,133	3,357	224	6.7%

n.m.: not meaningful

P. 20   BCE INC. 2006 INVESTOR BRIEFING

BCE CONSOLIDATED(1)

Segmented Data – Historical Trend

	TOTAL 2006					TOTAL 2005
($ millions, except where otherwise indicated) (unaudited)		Q4 06	Q3 06	Q2 06	Q1 06		Q4 05	Q3 05	Q2 05	Q1 05

Revenues
Residential	7,099	1,811	1,799	1,758	1,731	7,016	1,787	1,770	1,750	1,709
Business	6,057	1,591	1,495	1,496	1,475	5,966	1,591	1,473	1,459	1,443
Bell Aliant	3,358	852	841	829	836	3,320	837	826	820	837
Other Bell Canada	1,592	402	393	392	405	1,651	422	436	397	396
Inter-segment eliminations	(758)	(205)	(189)	(183)	(181)	(719)	(186)	(183)	(174)	(176)

Total Bell Canada	17,348	4,451	4,339	4,292	4,266	17,234	4,451	4,322	4,252	4,209
Other BCE
Telesat	479	128	113	120	118	475	118	112	137	108
Other	56	14	12	18	12	63	13	15	23	12

Total Other BCE	535	142	125	138	130	538	131	127	160	120
Inter-segment eliminations	(170)	(46)	(42)	(42)	(40)	(167)	(43)	(41)	(44)	(39)

Total revenues	17,713	4,547	4,422	4,388	4,356	17,605	4,539	4,408	4,368	4,290

Operating income
Residential	1,649	342	400	452	455	1,772	393	430	472	477
Business	811	235	223	174	179	863	222	203	206	232
Bell Aliant	777	205	204	188	180	768	195	194	189	190
Other Bell Canada	116	–	–	80	36	352	77	78	114	83

Total Bell Canada	3,353	782	827	894	850	3,755	887	905	981	982
Other BCE
Telesat	142	32	32	39	39	157	34	43	43	37
Other	(163)	(54)	(49)	(32)	(28)	(153)	(40)	(39)	(35)	(39)

Total Other BCE	(21)	(22)	(17)	7	11	4	(6)	4	8	(2)

Total operating income	3,332	760	810	901	861	3,759	881	909	989	980

Capital expenditures(4)
Residential	1,299	417	316	329	237	1,417	322	405	374	316
Business	767	253	202	185	127	867	197	245	234	191
Bell Aliant	517	131	131	143	112	525	130	143	137	115
Other Bell Canada	338	100	66	110	62	310	84	80	102	44

Total Bell Canada	2,921	901	715	767	538	3,119	733	873	847	666
Other BCE
Telesat	205	32	44	86	43	260	62	91	53	54
Other	7	2	1	4	–	(22)	(3)	(6)	(10)	(3)

Total capital expenditures	3,133	935	760	857	581	3,357	792	958	890	717

P. 21   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BCE CONSOLIDATED(1)

Consolidated Balance Sheet Data

	DECEMBER 31	SEPTEMBER 30	JUNE 30	MARCH 31	DECEMBER 31
($ millions, except where otherwise indicated) (unaudited)	2006	2006	2006	2006	2005

ASSETS
Current assets
Cash and cash equivalents	581	2,293	135	879	349
Accounts receivable	1,868	1,964	1,765	1,547	1,525
Other current assets	1,233	704	921	939	915
Current assets of discontinued operations	2	2	466	436	894

Total current assets	3,684	4,963	3,287	3,801	3,683
Capital assets	22,079	21,887	21,877	21,772	21,772
Other long-term assets	2,816	2,733	2,158	2,164	2,306
Indefinite-life intangible assets	2,902	2,903	2,903	2,899	2,899
Goodwill	5,475	5,484	6,001	5,982	5,966
Non-current assets of discontinued operations	1	49	2,986	3,111	3,856

Total assets	36,957	38,019	39,212	39,729	40,482

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,236	3,045	2,896	2,783	3,085
Interest payable	165	231	167	263	170
Dividends payable	315	310	313	322	343
Debt due within one year	986	1,365	1,262	1,169	1,161
Current liabilities of discontinued operations	–	1	286	371	828

Total current liabilities	4,702	4,952	4,924	4,908	5,587
Long-term debt	11,867	13,109	11,614	11,629	11,855
Other long-term liabilities	4,841	4,665	4,659	4,754	4,807
Non-current liabilities of discontinued operations	–	–	1,423	1,442	614

Total liabilities	21,410	22,726	22,620	22,733	22,863

Non-controlling interest	2,180	2,222	2,453	2,633	2,898

SHAREHOLDERS’ EQUITY
Preferred shares	1,670	1,670	1,670	1,670	1,670

Common shareholders’ equity
Common shares	13,487	13,555	16,159	16,467	16,806
Treasury stock	–	–	–	(62)	–
Contributed surplus	2,555	2,574	1,019	1,036	1,081
Deficit	(4,343)	(4,726)	(4,706)	(4,747)	(4,763)
Currency translation adjustment	(2)	(2)	(3)	(1)	(73)

Total common shareholders’ equity	11,697	11,401	12,469	12,693	13,051

Total shareholders’ equity	13,367	13,071	14,139	14,363	14,721

Total liabilities and shareholders’ equity	36,957	38,019	39,212	39,729	40,482

Number of common shares outstanding(A) (B)	807.6	812.0	891.4	906.2	927.3

Total Net Debt	12,272	12,181	12,741	11,919	12,667
Total Capitalization	27,819	27,474	29,333	28,915	30,286

Key ratios
Net debt: Total Capitalization	44.1%	44.3%	43.4%	41.2%	41.8%
Net debt: Trailing 12-month EBITDA	1.67	1.67	1.75	1.64	1.75
EBITDA: Interest (trailing 12-month)	7.70	7.66	7.71	7.65	7.62

(A) Excludes 2.2 million of treasury stock in the March 31, 2006 balance.
(B) As a result of the BCE Inc. Plan of Arrangement on July 10, 2006, the total number of BCE Inc. common shares issued and outstanding on that date was 815.6 million.

P. 22   BCE INC. 2006 INVESTOR BRIEFING

BCE CONSOLIDATED NET DEBT AND PREFERREDS

Proportionate Net Debt, Preferreds and EBITDA

		BELL CANADA						BCE

At December 31, 2006 ($ millions, except where otherwise indicated) (unaudited)	BELL CANADA (EXCL. BELL ALIANT)	BELL ALIANT	BELL CANADA CONSOLI- DATED	INTER- COMPANY ELIMI- NATIONS	TOTAL BELL CANADA	BELL CANADA (EXCL. BELL ALIANT) LESS ELIMS.	BELL ALIANT	TELESAT	BCE CORPO- RATE & OTHER	BCE CONSOLI- DATED

Cash and cash equivalents	(833)	(139)	(972)		(972)	(833)	(139)	(39)	430	(581)
Debt due within one year	908	118	1,026	(724)	302	184	118	29	655	986
Long-term debt	8,472	2,702	11,174	(281)	10,893	8,191	2,702	246	728	11,867

Net debt(A) (B)	8,547	2,681	11,228	(1,005)	10,223	7,542	2,681	236	1,813	12,272
Preferred shares – Bell Canada (8)	1,100		1,100		1,100	1,100				1,100
Perpetual Preferred shares – BCE									1,670	1,670

Net debt and preferreds	9,647	2,681	12,328	(1,005)	11,323	8,642	2,681	236	3,483	15,042

Proportionate Net Debt and Preferreds, Trailing EBITDA

For the quarter ended December 31, 2006				TOTAL EBITDA					PROPORTIONATE EBITDA

	% OWNED BY BCE	PROPOR-TIONATE NET DEBT AND PRE- FERREDS

($ millions, except where otherwise indicated) (unaudited)			Q4 06	Q3 06	Q2 06	Q1 06	TRAILING	Q4 06	Q3 06	Q2 06	Q1 06	TRAILING

Bell Canada (excl. Bell Aliant) less elims.	100%	8,642	1,405	1,459	1,486	1,458	5,808	1,405	1,459	1,486	1,458	5,808
Bell Aliant	44.7%	1,198	374	376	371	360	1,481	167	168	166	161	662

Total Bell Canada Consolidated		9,840	1,779	1,835	1,857	1,818	7,289	1,572	1,627	1,652	1,619	6,470
Other BCE
Telesat	100%	236	66	62	70	70	268	66	62	70	70	268
Corporate and other (B)	100%	3,483	(48)	(33)	(28)	(26)	(135)	(48)	(33)	(28)	(26)	(135)

Total Other BCE		3,719	18	29	42	44	133	18	29	42	44	133
Inter-segment eliminations		–	(24)	(24)	(24)	(21)	(93)	(24)	(24)	(24)	(21)	(93)

Total		13,559	1,773	1,840	1,875	1,841	7,329	1,566	1,632	1,670	1,642	6,510

(A) Includes 100% of subsidiary debt.
(B) BCE Corporate & Other total net debt includes a PPA(7) fair value increment of $87 million.

P. 23   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BCE CONSOLIDATED(1)

Consolidated Cash Flow Data

	Q4	Q4	$	TOTAL	TOTAL	$
($ millions, except where otherwise indicated) (unaudited)	2006	2005	CHANGE	2006	2005	CHANGE

Cash flows from operating activities
Earnings from continuing operations	717	390	327	1,891	1,834	57
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	797	776	21	3,129	3,061	68
Net benefit plans cost	125	59	66	513	359	154
Restructuring and other items	91	24	67	355	55	300
Net losses (gains) on investments	36	1	35	26	(38)	64
Future income taxes	(359)	459	(818)	(13)	719	(732)
Non-controlling interest	104	52	52	228	201	27
Contributions to employee pension plans	(51)	(59)	8	(172)	(206)	34
Other employee future benefit plan payments	(24)	(24)	–	(96)	(93)	(3)
Payments of restructuring and other items	(31)	(22)	(9)	(225)	(171)	(54)
Operating assets and liabilities	122	(97)	219	(247)	(384)	137

	1,527	1,559	(32)	5,389	5,337	52

Capital expenditures	(935)	(792)	(143)	(3,133)	(3,357)	224
Other investing activities	12	36	(24)	(2)	39	(41)
Cash dividends paid on preferred shares	(22)	(22)	–	(84)	(86)	2
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(108)	(26)	(82)	(293)	(169)	(124)

Free Cash Flow from operations, before common dividends(2)	474	755	(281)	1,877	1,764	113
Cash dividends paid on common shares	(268)	(306)	38	(1,169)	(1,195)	26

Free Cash Flow from operations, after common dividends(2)	206	449	(243)	708	569	139
Business acquisitions	(5)	(51)	46	(71)	(228)	157
Bell Aliant	(30)	–	(30)	(255)	–	(255)
Increase in investments	(24)	(17)	(7)	(304)	(233)	(71)
Decrease in investments	–	12	(12)	64	17	47

Free Cash Flow after investments and divestitures	147	393	(246)	142	125	17

Other financing activities
Decrease in notes payable and bank advances	(302)	(195)	(107)	(57)	(69)	12
Issue of long-term debt	675	–	675	4,392	1,095	3,297
Repayment of long-term debt	(2,016)	(180)	(1,836)	(4,767)	(1,073)	(3,694)
Issue of common shares	11	–	11	29	25	4
Repurchase of common shares	(133)	–	(133)	(1,241)	–	(1,241)
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	13	1	12
Redemption of equity securities by subsidiaries from non-controlling interest	(50)	(18)	(32)	(305)	(78)	(227)
Other financing activities	(36)	(17)	(19)	(157)	(64)	(93)

	(1,851)	(410)	(1,441)	(2,093)	(163)	(1,930)

Cash used in continuing operations	(1,704)	(17)	(1,687)	(1,951)	(38)	(1,913)
Cash (used in) provided by discontinued operations	(8)	(13)	5	2,087	103	1,984

Net (decrease) increase in cash and cash equivalents	(1,712)	(30)	(1,682)	136	65	71
Cash and cash equivalents at beginning of period	2,293	475	1,818	445	380	65

Cash and cash equivalents at end of period	581	445	136	581	445	136

Consists of:
Cash and cash equivalents of continuing operations	581	349	232	581	349	232
Cash and cash equivalents of discontinued operations	–	96	(96)	–	96	(96)

Total	581	445	136	581	445	136

Other information
Capital expenditures as a percentage of revenues	20.6%	17.4%	(3.2) pts	17.7%	19.1%	1.4 pts
Cash flow per share(5)	$0.73	$0.83	$(0.10)	$2.62	$2.14	$0.48
Annualized cash flow yield(6)	7.5%	11.7%	(4.2) pts	7.4%	6.8%	0.6 pts
Common dividend payout	38.3%	74.1%	(35.8) pts	60.4%	63.2%	(2.8) pts

P. 24   BCE INC. 2006 INVESTOR BRIEFING

BCE CONSOLIDATED(1)

Consolidated Cash Flow Data – Historical Trend

	TOTAL 2006					TOTAL 2005
($ millions, except where otherwise indicated) (unaudited)		Q4 06	Q3 06	Q2 06	Q1 06		Q4 05	Q3 05	Q2 05	Q1 05

Cash flows from operating activities
Earnings from continuing operations	1,891	717	324	444	406	1,834	390	444	541	459
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	3,129	797	786	790	756	3,061	776	774	763	748
Net benefit plans cost	513	125	118	134	136	359	59	103	99	98
Restructuring and other items	355	91	126	50	88	55	24	31	5	(5)
Net losses (gains) on investments	26	36	(8)	–	(2)	(38)	1	–	(39)	–
Future income taxes	(13)	(359)	43	105	198	719	459	110	50	100
Non-controlling interest	228	104	41	39	44	201	52	49	52	48
Contributions to employee pension plans	(172)	(51)	(49)	(41)	(31)	(206)	(59)	(28)	(30)	(89)
Other employee future benefit plan payments	(96)	(24)	(25)	(22)	(25)	(93)	(24)	(24)	(21)	(24)
Payments of restructuring and other items	(225)	(31)	(124)	(34)	(36)	(171)	(22)	(23)	(26)	(100)
Operating assets and liabilities	(247)	122	370	(159)	(580)	(384)	(97)	133	(40)	(380)

	5,389	1,527	1,602	1,306	954	5,337	1,559	1,569	1,354	855

Capital expenditures	(3,133)	(935)	(760)	(857)	(581)	(3,357)	(792)	(958)	(890)	(717)
Other investing activities	(2)	12	(3)	(9)	(2)	39	36	4	4	(5)
Cash dividends paid on preferred shares	(84)	(22)	(21)	(20)	(21)	(86)	(22)	(21)	(22)	(21)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(293)	(108)	(75)	(49)	(61)	(169)	(26)	(46)	(48)	(49)

Free Cash Flow from operations, before common dividends(2)	1,877	474	743	371	289	1,764	755	548	398	63
Cash dividends paid on common shares	(1,169)	(268)	(294)	(302)	(305)	(1,195)	(306)	(306)	(305)	(278)

Free Cash Flow from operations, after common dividends(2)	708	206	449	69	(16)	569	449	242	93	(215)
Business acquisitions	(71)	(5)	(27)	(12)	(27)	(228)	(51)	(55)	(36)	(86)
Bell Aliant	(255)	(30)	(152)	(51)	(22)	–	–	–	–	–
Increase in investments	(304)	(24)	(161)	(105)	(14)	(233)	(17)	(75)	(12)	(129)
Decrease in investments	64	–	–	13	51	17	12	1	3	1

Free Cash Flow after investments and divestitures	142	147	109	(86)	(28)	125	393	113	48	(429)

Other financing activities
(Decrease) increase in notes payable and bank advances	(57)	(302)	80	232	(67)	(69)	(195)	(55)	319	(138)
Issue of long-term debt	4,392	675	3,419	298	–	1,095	–	200	195	700
Repayment of long-term debt	(4,767)	(2,016)	(1,925)	(529)	(297)	(1,073)	(180)	(185)	(674)	(34)
Issue of common shares	29	11	16	1	1	25	–	12	4	9
Repurchase of common shares	(1,241)	(133)	(114)	(469)	(525)	–	–	–	–	–
Issue of equity securities by subsidiaries to non-controlling interest	13	–	–	10	3	1	–	1	–	–
Redemption of equity securities by subsidiaries from non-controlling interest	(305)	(50)	–	(255)	–	(78)	(18)	(22)	(21)	(17)
Other financing activities	(157)	(36)	(92)	(15)	(14)	(64)	(17)	(15)	(17)	(15)

	(2,093)	(1,851)	1,384	(727)	(899)	(163)	(410)	(64)	(194)	505

Cash (used in) provided by continuing operations	(1,951)	(1,704)	1,493	(813)	(927)	(38)	(17)	49	(146)	76
Cash provided by (used in) discontinued operations	2,087	(8)	688	47	1,360	103	(13)	46	–	70

Net increase (decrease) in cash and cash equivalents	136	(1,712)	2,181	(766)	433	65	(30)	95	(146)	146
Cash and cash equivalents at beginning of period	445	2,293	112	878	445	380	475	380	526	380

Cash and cash equivalents at end of period	581	581	2,293	112	878	445	445	475	380	526

Consists of:
Cash and cash equivalents of continuing operations	581	581	2,293	135	879	349	349	372	323	469
(Bank indebtedness) cash and cash equivalents of discontinued operations	–	–	–	(23)	(1)	96	96	103	57	57

Total	581	581	2,293	112	878	445	445	475	380	526

Other information
Capital expenditures as a percentage of revenues	17.7%	20.6%	17.2%	19.5%	13.3%	19.1%	17.4%	21.7%	20.4%	16.7%
Cash flow per share (5)	$2.62	$0.73	$1.03	$0.50	$0.41	$2.14	$0.83	$0.66	$0.50	$0.15
Annualized cash flow yield (6)	7.4%	7.5%	12.1%	6.3%	4.5%	6.8%	11.7%	7.4%	5.9%	0.9%
Common dividend payout	60.4%	38.3%	103.2%	63.4%	63.9%	63.2%	74.1%	69.4%	54.2%	58.6%

P. 25   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BELL CANADA CONSOLIDATED(1)

Operational Data

	Q4	Q4	$	%		TOTAL	TOTAL	$	%
($ millions, except where otherwise indicated) (unaudited)	2006	2005	CHANGE	CHANGE		2006	2005	CHANGE	CHANGE

Revenues
Local and access	1,288	1,348	(60)	(4.5%	)	5,212	5,465	(253)	(4.6%	)
Long distance	422	481	(59)	(12.3%	)	1,798	2,055	(257)	(12.5%	)
Wireless	925	808	117	14.5%		3,491	3,085	406	13.2%
Data	1,094	1,097	(3)	(0.3%	)	4,120	4,016	104	2.6%
Video	298	268	30	11.2%		1,150	976	174	17.8%
Terminal sales and other	424	449	(25)	(5.6%	)	1,577	1,637	(60)	(3.7%	)

Total operating revenues	4,451	4,451	–	0.0%		17,348	17,234	114	0.7%
Operating expenses	(2,672)	(2,719)	47	1.7%		(10,059)	(10,047)	(12)	(0.1%	)

EBITDA(2)	1,779	1,732	47	2.7%		7,289	7,187	102	1.4%
EBITDA margin (%) (3)	40.0%	38.9%		1.1 pts		42.0%	41.7%		0.3 pts
Amortization expense	(784)	(756)	(28)	(3.7%	)	(3,073)	(2,989)	(84)	(2.8%	)
Net benefit plans cost	(127)	(65)	(62)	(95.4%	)	(531)	(389)	(142)	(36.5%	)
Restructuring and other items	(86)	(24)	(62)	n.m.		(332)	(54)	(278)	n.m.

Operating income	782	887	(105)	(11.8%	)	3,353	3,755	(402)	(10.7%	)
Other (expense) income	44	(1)	45	n.m.		(71)	40	(111)	n.m.
Interest expense	(214)	(207)	(7)	(3.4%	)	(832)	(827)	(5)	(0.6%	)

Pre-tax earnings	612	679	(67)	(9.9%	)	2,450	2,968	(518)	(17.5%	)
Income taxes	(138)	(139)	1	0.7%		(571)	(743)	172	23.1%
Non-controlling interest	(89)	(22)	(67)	n.m.		(166)	(70)	(96)	n.m.

Earnings from continuing operations	385	518	(133)	(25.7%	)	1,713	2,155	(442)	(20.5%	)
Discontinued operations	(7)	(2)	(5)	n.m.		(7)	(2)	(5)	n.m.

Net earnings	378	516	(138)	(26.7%	)	1,706	2,153	(447)	(20.8%	)
Dividends on preferred shares	(13)	(14)	1	7.1%		(52)	(55)	3	5.5%

Net earnings applicable to common shares	365	502	(137)	(27.3%	)	1,654	2,098	(444)	(21.2%	)

Other information

Cash flow information
Free Cash Flow (FCF) (2)
Cash from operating activities	1,610	1,638	(28)	(1.7%	)	5,522	5,509	13	0.2%
Capital expenditures	(901)	(733)	(168)	(22.9%	)	(2,921)	(3,119)	198	6.3%
Dividends and distributions	(494)	(405)	(89)	(22.0%	)	(1,899)	(1,747)	(152)	(8.7%	)
Other investing items	10	2	8	n.m.		(4)	5	(9)	n.m.

Total	225	502	(277)	(55.2%	)	698	648	50	7.7%

Capital expenditures as a percentage of revenues (%)	20.2%	16.5%		(3.7) pts		16.8%	18.1%		1.3 pts

Balance Sheet Information	DEC. 31	DEC. 31
	2006	2005

Net Debt
Long-term debt	11,174	10,213
Debt due within one year	1,026	800
Less: Cash and cash equivalents	(972)	(231)

Total Net Debt	11,228	10,782
Non-controlling interest	1,310	1,212
Total shareholders’ equity	9,862	10,135

Total Capitalization	22,400	22,129

Net Debt: Total Capitalization	50.1%	48.7%
Net Debt: Trailing 12-month EBITDA	1.54	1.50
EBITDA : Interest (trailing 12-month)	8.76	8.69

n.m.: not meaningful

P. 26    BCE INC. 2006 INVESTOR BRIEFING

BELL CANADA CONSOLIDATED(1)

Operational Data – Historical Trend

	TOTAL 2006					TOTAL 2005
($ millions, except where otherwise indicated) (unaudited)		Q4 06	Q3 06	Q2 06	Q1 06		Q4 05	Q3 05	Q2 05	Q1 05

Revenues
Local and access	5,212	1,288	1,292	1,317	1,315	5,465	1,348	1,371	1,374	1,372
Long distance	1,798	422	458	459	459	2,055	481	513	520	541
Wireless	3,491	925	912	853	801	3,085	808	798	769	710
Data	4,120	1,094	1,022	1,003	1,001	4,016	1,097	1,001	966	952
Video	1,150	298	289	286	277	976	268	251	236	221
Terminal sales and other	1,577	424	366	374	413	1,637	449	388	387	413

Total operating revenues	17,348	4,451	4,339	4,292	4,266	17,234	4,451	4,322	4,252	4,209
Operating expenses	(10,059)	(2,672)	(2,504)	(2,435)	(2,448)	(10,047)	(2,719)	(2,520)	(2,414)	(2,394)

EBITDA(2)	7,289	1,779	1,835	1,857	1,818	7,187	1,732	1,802	1,838	1,815
EBITDA margin (%)(3)	42.0%	40.0%	42.3%	43.3%	42.6%	41.7%	38.9%	41.7%	43.2%	43.1%
Amortization expense	(3,073)	(784)	(772)	(778)	(739)	(2,989)	(756)	(756)	(745)	(732)
Net benefit plans cost	(531)	(127)	(125)	(137)	(142)	(389)	(65)	(111)	(107)	(106)
Restructuring and other items	(332)	(86)	(111)	(48)	(87)	(54)	(24)	(30)	(5)	5

Operating income	3,353	782	827	894	850	3,755	887	905	981	982
Other (expense) income	(71)	44	(83)	(31)	(1)	40	(1)	19	11	11
Interest expense	(832)	(214)	(215)	(199)	(204)	(827)	(207)	(208)	(206)	(206)

Pre-tax earnings	2,450	612	529	664	645	2,968	679	716	786	787
Income taxes	(571)	(138)	(137)	(165)	(131)	(743)	(139)	(198)	(177)	(229)
Non-controlling interest	(166)	(89)	(25)	(26)	(26)	(70)	(22)	(16)	(16)	(16)

Earnings from continuing operations	1,713	385	367	473	488	2,155	518	502	593	542
Discontinued operations	(7)	(7)	–	–	–	(2)	(2)	–	–	–

Net earnings	1,706	378	367	473	488	2,153	516	502	593	542
Dividends on preferred shares	(52)	(13)	(12)	(13)	(14)	(55)	(14)	(14)	(13)	(14)

Net earnings applicable to common shares	1,654	365	355	460	474	2,098	502	488	580	528

Other information

Cash flow information
Free Cash Flow (FCF) (2)
Cash from operating activities	5,522	1,610	1,552	1,401	959	5,509	1,638	1,545	1,466	860
Capital expenditures	(2,921)	(901)	(715)	(767)	(538)	(3,119)	(733)	(873)	(847)	(666)
Dividends and distributions	(1,899)	(494)	(453)	(454)	(498)	(1,747)	(405)	(468)	(452)	(422)
Other investing items	(4)	10	(4)	(9)	(1)	5	2	4	4	(5)

Total	698	225	380	171	(78)	648	502	208	171	(233)

Capital expenditures as a percentage of revenues (%)	16.8%	20.2%	16.5%	17.9%	12.6%	18.1%	16.5%	20.2%	19.9%	15.8%

Balance Sheet Information		DEC. 31	SEPT. 30	JUNE 30	MARCH 31	DEC. 31
		2006	2006	2006	2006	2005

Net Debt
Long-term debt		11,174	11,433	9,941	9,991	10,213
Debt due within one year		1,026	2,168	1,454	1,770	800
Less: Cash and cash equivalents		(972)	(2,265)	(97)	(685)	(231)

Total Net Debt		11,228	11,336	11,298	11,076	10,782
Non-controlling interest		1,310	1,261	1,028	1,214	1,212
Total shareholders’ equity		9,862	9,773	10,280	10,191	10,135

Total Capitalization		22,400	22,370	22,606	22,481	22,129

Net Debt: Total Capitalization		50.1%	50.7%	50.0%	49.3%	48.7%
Net Debt: Trailing 12-month EBITDA		1.54	1.57	1.57	1.54	1.50
EBITDA: Interest (trailing 12-month)		8.76	8.78	8.81	8.72	8.69

P. 27   BCE INC. 2006 INVESTOR BRIEFING

SUPPLEMENTARY FINANCIAL INFORMATION

BELL CANADA CONSOLIDATED

Statistical Data

	Q4	Q4%			TOTAL	TOTAL	%
(unaudited)	2006	2005	CHANGE		2006	2005	CHANGE

Wireline
Local
Network access services (k)
Residential	7,386	7,985	(7.5%	)	7,386	7,985	(7.5%	)
Business	4,670	4,596	1.6%		4,670	4,596	1.6%

Total	12,056	12,581	(4.2%	)	12,056	12,581	(4.2%	)

Long Distance (LD)
Conversation minutes (M)	4,595	4,550	1.0%		18,222	18,243	(0.1%	)
Average revenue per minute ($)	0.088	0.097	(9.3%	)	0.093	0.103	(9.7%	)

Data
Internet subscribers (9) (k)
High-Speed Internet net activations (k)	59	61	(3.3%	)	267	387	(31.0%	)
High-Speed Internet subscribers (k)	2,462	2,195	12.2%		2,462	2,195	12.2%
Dial-up Internet subscribers (k)	511	586	(12.8%	)	511	586	(12.8%	)

	2,973	2,781	6.9%		2,973	2,781	6.9%

Wireless
Cellular and PCS net activations (k)
Prepaid	102	83	22.9%		127	227	(44.1%	)
Postpaid	67	127	(47.2%	)	305	289	5.5%

	169	210	(19.5%	)	432	516	(16.3%	)
Cellular and PCS subscribers (k)
Prepaid	1,555	1,428	8.9%		1,555	1,428	8.9%
Postpaid	4,318	4,013	7.6%		4,318	4,013	7.6%

	5,873	5,441	7.9%		5,873	5,441	7.9%

Average revenue per unit (ARPU) ($/month)	53	51	3.9%		51	49	4.1%
Prepaid	15	14	7.1%		14	14	0.0%
Postpaid	66	64	3.1%		64	61	4.9%
Churn (%) (average per month)	1.3%	1.5%	0.2 pts		1.5%	1.6%	0.1 pts
Prepaid	1.7%	2.2%	0.5 pts		2.6%	1.9%	(0.7) pts
Postpaid	1.1%	1.3%	0.2 pts		1.1%	1.4%	0.3 pts
Usage per subscriber (min/month)	290	261	11.1%		273	255	7.1%
Cost of acquisition (COA) (10) ($/sub)	443	409	(8.3%	)	419	406	(3.2%	)
Wireless EBITDA ($ millions)	402	311	29.3%		1,535	1,307	17.4%
Wireless EBITDA margin (11)	42.5%	37.1%	5.4 pts		42.8%	41.2%	1.6 pts
Wireless capital expenditures ($ millions)	126	58	n.m.		403	343	(17.5%	)
Wireless capital expenditures as a percentage of revenue	13.6%	7.2%	(6.4) pts		11.5%	11.1%	(0.4) pts
Paging subscribers (k)	281	347	(19.0%	)	281	347	(19.0%	)
Paging average revenue per unit ($/month)	10	10	0.0%		10	11	(9.1%	)

Video (DTH and VDSL)
Total subscribers (k)	1,820	1,727	5.4%		1,820	1,727	5.4%
Net subscriber activations (k)	32	50	(36.0%	)	93	224	(58.5%	)
ARPU ($/month)	55	52	5.8%		54	50	8.0%
Video EBITDA ($ millions)	30	23	30.4%		181	45	n.m.
Churn (%) (average per month)	1.0%	1.0%	0.0 pts		1.0%	0.9%	(0.1) pts

n.m.: not meaningful

P. 28    BCE INC. 2006 INVESTOR BRIEFING

BELL CANADA CONSOLIDATED

Statistical Data – Historical Trend

	TOTAL					TOTAL
(unaudited)	2006	Q4 06	Q3 06	Q2 06	Q1 06	2005	Q4 05	Q3 05	Q2 05	Q1 05

Wireline
Local
Network access services (k)
Residential		7,386	7,569	7,673	7,842		7,985	8,133	8,189	8,332
Business		4,670	4,668	4,635	4,600		4,596	4,570	4,538	4,518

Total		12,056	12,237	12,308	12,442		12,581	12,703	12,727	12,850

Long Distance (LD)
Conversation minutes (M)	18,222	4,595	4,484	4,576	4,567	18,243	4,550	4,466	4,649	4,578
Average revenue per minute ($)	0.093	0.088	0.097	0.094	0.094	0.103	0.097	0.106	0.103	0.109

Data
Internet subscribers (9) (k)
High-Speed Internet net activations (k)	267	59	90	47	71	387	61	106	92	128
High-Speed Internet subscribers (k)		2,462	2,403	2,313	2,266		2,195	2,134	2,028	1,936
Dial-up Internet subscribers (k)		511	531	552	564		586	621	666	696

		2,973	2,934	2,865	2,830		2,781	2,755	2,694	2,632

Wireless
Cellular and PCS net activations (k)
Prepaid	127	102	20	(16)	21	227	83	73	29	42
Postpaid	305	67	94	106	38	289	127	50	117	(5)

	432	169	114	90	59	516	210	123	146	37
Cellular and PCS subscribers (k)
Prepaid		1,555	1,453	1,433	1,449		1,428	1,345	1,272	1,243
Postpaid		4,318	4,251	4,157	4,051		4,013	3,886	3,836	3,719

		5,873	5,704	5,590	5,500		5,441	5,231	5,108	4,962

Average revenue per unit (ARPU) ($/month)	51	53	53	51	48	49	51	51	50	46
Prepaid	14	15	16	14	13	14	14	14	16	11
Postpaid	64	66	66	63	61	61	64	63	61	57
Churn (%) (average per month)	1.5%	1.3%	1.5%	1.6%	1.6%	1.6%	1.5%	1.5%	1.6%	1.6%
Prepaid	2.6%	1.7%	2.8%	3.2%	2.5%	1.9%	2.2%	1.6%	2.1%	1.8%
Postpaid	1.1%	1.1%	1.1%	1.1%	1.3%	1.4%	1.3%	1.5%	1.4%	1.6%
Usage per subscriber (min/month)	273	290	277	270	249	255	261	265	262	232
Cost of acquisition (COA) (10) ($/sub)	419	443	415	419	394	406	409	432	401	373
Wireless EBITDA ($ millions)	1,535	402	411	367	355	1,307	311	363	333	300
Wireless EBITDA margin (11)	42.8%	42.5%	43.7%	41.8%	43.0%	41.2%	37.1%	44.0%	42.4%	41.4%
Wireless capital expenditures ($ millions)	403	126	110	98	69	343	58	103	118	64
Wireless capital expenditures as a percentage of revenue	11.5%	13.6%	12.1%	11.4%	8.6%	11.1%	7.2%	12.9%	15.3%	9.0%
Paging subscribers (k)		281	298	314	328		347	364	385	404
Paging average revenue per unit ($/month)	10	10	10	10	10	11	10	10	10	15

Video (DTH and VDSL)
Total subscribers (k)		1,820	1,788	1,758	1,739		1,727	1,677	1,595	1,532
Net subscriber activations (k)	93	32	30	19	12	224	50	82	63	29
ARPU ($/month)	54	55	54	54	53	50	52	51	50	48
Video EBITDA ($ millions)	181	30	41	64	46	45	23	12	6	4
Churn (%) (average per month)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	1.0%	1.0%	0.9%	0.8%

P. 29   BCE INC. 2006 INVESTOR BRIEFING

ACCOMPANYING NOTES

(1)	We have reclassified some of the figures for the comparative period to make them consistent with the current period’s presentation. Starting in the third quarter of 2006, our segment reporting reflects the formation of Bell Aliant and it is reported as a separate segment. Since Bell Aliant includes the operations of Bell Canada’s former regional wireline operations and Bell Nordiq, the results of our other segments have been restated to reflect the sale of these operations. Additionally, the results of our other segments have been restated to reflect the sale of the operations to Bell Canada of Aliant wireless and the DownEast Mobility Limited retail stores, which are now reported in our Residential and Business segments.

(2)	Non-GAAP Financial Measures

EBITDA

The term, EBITDA (earnings before interest, taxes, depreciation and amortization), does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period-to-period.
     We define EBITDA as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
     EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP financial measure is operating income.

EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant)

The term, EPS (earnings per share) before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant, does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. The exclusion of these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW

The term, free cash flow, does not have any standardized meaning prescribed by Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period-to-period, which allows us to compare our financial performance on a consistent basis.
     We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities.

(3)	EBITDA margin is calculated as follows:

EBITDA

Operating revenues

(4)	Effective Q2 2005 the total Wireless capital expenditures are segregated between the Residential and Business segments. Prior quarters have been restated accordingly.

P. 30   BCE INC. 2006 INVESTOR BRIEFING

(5)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures

Average number of common shares outstanding during the period

(6)	Annualized cash flow yield is calculated as follows:

Free cash flow from operations before common dividends

Number of common shares outstanding at end of period multiplied by share price at end of period

Note: to annualize, multiply the most recent quarter’s resultant by 4.
(7)	Reflects an increase in the total Bell Canada debt as a result of the completion of the purchase price allocation (PPA) relating to the repurchase of SBC’s 20% interest in Bell Canada, which resulted in an increase in long-term debt of $165 million. This increase in long-term debt will be applied against interest expense ($3 million in Q4 2006) over the remaining terms of the related long-term debt.

(8)	At the Bell Canada Consolidated and BCE Consolidated level, Third Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest on the balance sheet.

(9)	High-Speed Internet subscribers include Residential, Business and Wholesale. Dial-up Internet subscribers include Residential and Business.
(10)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.
(11)	Wireless EBITDA margins are calculated based on total Wireless operating revenues (i.e. external revenues as shown on pages 26 and 27 plus inter-company revenues).

P. 31   BCE INC. 2006 INVESTOR BRIEFING

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